QuickLinks -- Click here to rapidly navigate through this document

Exhibit 99.1

c/o Danaos Shipping Co. Ltd.
14 Akti Kondyli
185 45 Piraeus
Greece

August 12, 2009

Dear Stockholder:

        You are cordially invited to attend the 2009 Annual Meeting of Stockholders of Danaos Corporation, which will be held on Wednesday, September 9, 2009 at 10:00 a.m. Greek local time at our principal executive offices at c/o Danaos Shipping Co. Ltd., 14 Akti Kondyli, 185 45 Piraeus, Greece.

        The following Notice of 2009 Annual Meeting of Stockholders and Proxy Statement describe the items to be considered by the stockholders at such meeting and contain certain information about us and our executive officers and directors.

        Please sign and return the enclosed proxy card as soon as possible in the envelope provided so that your shares can be voted at the meeting in accordance with your instructions. Even if you plan to attend the meeting, we urge you to sign and promptly return the enclosed proxy card. You can revoke the proxy at any time prior to voting, or vote your shares personally if you attend the meeting. We look forward to seeing you.

Sincerely,

Dr. John Coustas Chairman, President and Chief Executive Officer

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL STOCKHOLDERS MEETING TO BE HELD ON WEDNESDAY, SEPTEMBER 9, 2009

        The notice of annual meeting of stockholders, proxy statement, proxy card and our 2008 Annual Report to Stockholders, as well as our Annual Report on Form 20-F, are available at www.danaos.agmdocuments.com.

YOUR VOTE IS IMPORTANT. IN ORDER TO ENSURE YOUR REPRESENTATION AT THE 2009 ANNUAL MEETING AND THAT A QUORUM WILL BE PRESENT, WE URGE YOU TO COMPLETE, SIGN, DATE AND RETURN YOUR PROXY CARD AS SOON AS POSSIBLE. A PROMPT RESPONSE IS HELPFUL AND YOUR COOPERATION WILL BE APPRECIATED. THE RETURN OF THIS PROXY CARD WILL NOT AFFECT YOUR RIGHT TO VOTE IN PERSON, SHOULD YOU DECIDE TO ATTEND THE 2009 ANNUAL MEETING.

DANAOS CORPORATION
c/o Danaos Shipping Co. Ltd.
14 Akti Kondyli
185 45 Piraeus
Greece

NOTICE OF 2009 ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD ON WEDNESDAY, SEPTEMBER 9, 2009

        NOTICE IS HEREBY GIVEN that the 2009 Annual Meeting of Stockholders of Danaos Corporation, a Marshall Islands corporation, will be held at 10:00 a.m. Greek local time, on Wednesday, September 9, 2009 at our principal executive offices at c/o Danaos Shipping Co. Ltd., 14 Akti Kondyli, 185 45 Piraeus, Greece for the following purposes:

  1.
  To elect three directors to hold office until the annual meeting of stockholders in 2012 and until their respective successors have been duly elected and qualified;

  2.
  To approve an amendment to our Amended and Restated Articles of Incorporation to authorize additional shares of common stock and additional shares of preferred stock;

  3.
  To approve an amendment to our Amended and Restated Articles of Incorporation to provide that the Board of Directors may amend, adopt and repeal the bylaws of the company with a vote of not less than 66 2/3% of the members of the entire Board;

  4.
  To approve an amendment and restatement of our Amended and Restated Bylaws to conform the bylaws proposed to be amended to more customary terms for such bylaw provisions;

  5.
  To ratify the appointment of our independent auditors; and

  6.
  To transact such other business as may properly come before the 2009 Annual Meeting and any adjournments or postponements thereof.

        During the 2009 Annual Meeting, management also will discuss our financial results for the year ended December 31, 2008. Copies of our audited consolidated financial statements are contained in our 2008 Annual Report to Stockholders, which is available on our website at www.danaos.com under the "Investor Relations" section or www.danaos.agmdocuments.com. We have elected to make our 2008 Annual Report to Stockholders available on our website, rather than enclosing a copy, in order to reduce the environmental impact associated with its printing.

        Only holders of record of our common stock, par value $0.01 per share, at the close of business on July 31, 2009 will be entitled to receive notice of, and to vote at, the 2009 Annual Meeting and at any adjournments or postponements thereof.

        You are cordially invited to attend the 2009 Annual Meeting. Whether or not you expect to attend the 2009 Annual Meeting in person, please fill out, sign, date and return at your earliest convenience, in the envelope provided, the enclosed proxy card, which is being solicited on behalf of our Board of Directors. The proxy card shows the form in which your shares of common stock are registered. Your signature must be in the same form. The return of the proxy card does not affect your right to vote in person, should you decide to attend the 2009 Annual Meeting. We look forward to seeing you.

                      By Order of the Board of Directors

                      Evangelos Chatzis
                      Secretary
                      Piraeus, Greece
                      August 12, 2009

DANAOS CORPORATION
c/o Danaos Shipping Co. Ltd.
14 Akti Kondyli
185 45 Piraeus
Greece

PROXY STATEMENT FOR THE 2009 ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD ON WEDNESDAY, SEPTEMBER 9, 2009

        This Proxy Statement is furnished in connection with the solicitation of proxies by and on behalf of the Board of Directors of Danaos Corporation, a Marshall Islands corporation, for use at the 2009 Annual Meeting of Stockholders of the Company to be held at 10:00 a.m. Greek local time, on Wednesday, September 9, 2009 at our principal executive offices at c/o Danaos Shipping Co. Ltd., 14 Akti Kondyli, 185 45 Piraeus, Greece and at any adjournments or postponements thereof.

        This Proxy Statement and the accompanying materials are first being sent and made available to our stockholders on or about August 12, 2009. If you would like to receive, at no cost, a printed copy of our 2008 Annual Report to Stockholders, please contact our Deputy Chief Financial Officer and Secretary, Evangelos Chatzis, by telephone at +30 210 419 6480 or by writing to his attention at Danaos Corporation, c/o Danaos Shipping Co. Ltd., 14 Akti Kondyli, 185 45 Piraeus, Greece.

VOTING OF PROXY, REVOCATION

        A proxy in the accompanying form that is properly executed, returned and not subsequently revoked will be voted in accordance with instructions contained therein. If no instructions are given with respect to the matters to be acted upon, proxies will be voted as follows: (i) for the election of the three nominees for director described herein, (ii) for the amendment to our Amended and Restated Articles of Incorporation to authorize additional shares of common stock and additional shares of preferred stock, (iii) to approve an amendment to our Amended and Restated Articles of Incorporation to provide that the Board of Directors may amend, adopt and repeal the bylaws of the company Corporation with a vote of sixty-six and two-thirds percent of the members of the entire Board; (iv) to approve an amendment and restatement of our Amended and Restated Bylaws to conform certain bylaws to reflect more customary provisions, (v) for the ratification of the appointment of our independent auditors, and (vi) otherwise in accordance with the best judgment of the person or persons voting the proxy on any other matter properly brought before the 2009 Annual Meeting or any adjournments or postponements thereof. Any stockholder who signs and returns the proxy may revoke it at any time before it is exercised by (i) delivering written notice to our Secretary of its revocation, (ii) executing and delivering to our Secretary a later dated proxy or (iii) appearing in person at the 2009 Annual Meeting and expressing a desire to vote his, her or its shares in person. You may not revoke a proxy merely by attending the 2009 Annual Meeting. To revoke a proxy, you must take one of the actions described above.

EXPENSES OF SOLICITATION

        The expenses of the preparation of proxy materials and the solicitation of proxies for the 2009 Annual Meeting will be borne by us. In addition to solicitation by mail, proxies may be solicited in person, by telephone, telecopy, electronically or other means, or by our directors, officers and regular employees who will not receive additional compensation for such solicitations. Although there is no formal agreement to do so, we will reimburse banks, brokerage firms and other custodians, nominees and fiduciaries for reasonable expenses incurred by them in forwarding the proxy soliciting materials to the beneficial owners of our common stock.

 VOTING SECURITIES

        Holders of our common stock as of the close of business on July 31, 2009 will be entitled to notice of, and to vote at, the 2009 Annual Meeting or any adjournments or postponements thereof. On that date there were 54,550,858 shares of our common stock outstanding, the holders of which are entitled to one vote for each share registered in their names with respect to each matter to be voted on at the 2009 Annual Meeting. The presence in person or by proxy of stockholders of record holding at least a majority of the shares issued and outstanding and entitled to vote at the 2009 Annual Meeting (regardless of whether the proxy has authority to vote on all matters) will constitute a quorum at the 2009 Annual Meeting. If the 2009 Annual Meeting is adjourned for lack of quorum on two successive occasions, at the next and any subsequent adjournment of the 2009 Annual Meeting there must be present either in person or by proxy stockholders of record holding at least 40% of our common stock entitled to vote at the 2009 Annual Meeting in order to constitute a quorum.

        Assuming that a quorum is present at the 2009 Annual Meeting, (i) directors will be elected by a plurality of votes cast, (ii) the approval of the amendment to the Amended and Restated Articles of Incorporation to authorize additional shares of common stock and additional shares of preferred stock requires the affirmative vote of the holders of a majority of the outstanding shares of common stock, (iii) the approval of the amendment to our Amended and Restated Articles of Incorporation to provide that the Board of Directors may amend, adopt and repeal the bylaws of the company Corporation with a vote of sixty-six and two-thirds percent of the members of the entire Board and (iv) the approval of the amendment and restatement of our Amended and Restated Bylaws requires the affirmative vote of the holders of sixty-six and two-thirds percent of the outstanding shares of common stock. There is no provision for cumulative voting. Approval of other items at the 2009 Annual Meeting will require the affirmative vote of a majority of the votes cast. Abstentions and broker non-votes will not affect the election of directors or the outcome of the vote on other proposals, other than the approval of each of the amendments to our Amended and Restated Articles of Incorporation and the amendment and restatement of our Amended and Restated Bylaws.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

        The following table sets forth certain information regarding the beneficial ownership of our outstanding common stock as of July 31, 2009 held by:

  •
  Each person or entity that we know beneficially owns 5% or more of our common stock;

  •
  Each of our executive officers and directors; and

  •
  All our executive officers and directors as a group.

        Beneficial ownership is determined in accordance with the rules of the U.S. Securities and Exchange Commission, or SEC. In general, a person who has voting power or investment power with respect to securities is treated as a beneficial owner of those securities. Beneficial ownership does not necessarily imply that the named person has the economic or other benefits of ownership. For purposes of this table, shares subject to options, warrants or rights currently exercisable or exercisable within 60 days of July 31, 2009 are considered as beneficially owned by the person holding those options, warrants or rights. Each stockholder is entitled to one vote for each share held. The applicable percentage of ownership of each stockholder is based on 54,550,858 shares of common stock outstanding. Information for certain holders is based on their latest filings with the SEC or information, executive officers and directors identified in the table and accompanying footnotes is in care of our principal executive offices.

Identity of Person or Group	Number of Shares of Common Stock Owned	Percentage of Common Stock
Executive Officers and Directors:
John Coustas(1) Chairman, President and Chief Executive Officer	43,687,195	80.1
Iraklis Prokopakis Director, Senior Vice President and Chief Operating Officer	355,075	*
Dimitri J. Andritsoyiannis Director, Vice President and Chief Financial Officer	113,608	*
Evangelos Chatzis Deputy Chief Financial Officer and Secretary	—	—
Andrew B. Fogarty Director	83,000	*
Myles R. Itkin Director	—	—
Miklós Konkoly-Thege Director	10,075	*
Robert A. Mundell Director	—	—
5% Beneficial Owners:
Danaos Investments Limited as Trustee of the 883 Trust(2)	43,687,195	80.1
All executive officers and directors as a group (8 persons)	44,248,953	81.1

*
Less than 1%.

(1)
By virtue of shares owned indirectly through Danaos Investments Limited as Trustee of the 883 Trust, which is our principal stockholder. The beneficiaries of the trust are Dr. Coustas and members of his family. Dr. Coustas has certain powers to remove and replace Danaos Investments Limited as Trustee of the 883 Trust and, accordingly, he may be deemed to beneficially own the shares of common stock owned by Danaos Investments Limited as Trustee of the 883 Trust.

(2)
According to a Schedule 13G jointly filed with the SEC on February 9, 2007 by Danaos Investments Limited as Trustee of the 883 Trust and John Coustas, Danaos Investments Limited as Trustee of the 883 Trust owns 43,687,195 shares of common stock and has sole voting power and sole dispositive power with respect to all such shares. The beneficiaries of the trust are Dr. Coustas and members of his family. Dr. Coustas has certain powers to remove and replace Danaos Investments Limited as Trustee of the 883 Trust and, accordingly, he may be deemed to beneficially own these shares of common stock.

 PROPOSAL ONE—ELECTION OF DIRECTORS

        Our Board currently consists of seven directors. Under our Amended and Restated Articles of Incorporation, the directors are divided into three classes, one of which is elected each year, with each director elected holding office for a three-year term and until his respective successor is duly elected and qualified. We have determined that Messrs. Fogarty, Itkin, Konkoly-Thege and Mundell are each independent, as none of them have any relationship or have had any transaction with us which the Board believes would compromise their independence.

        Dr. Coustas and Messrs. Itkin and Mundell are Class I directors whose terms expire this year. Each is standing for election as a director at the 2009 Annual Meeting and, if elected, will serve a three-year term expiring at the annual meeting of our stockholders in 2012. Each of them has consented to be named herein and to serve if elected. We do not know of anything that would preclude any nominee from serving if elected. If either nominee becomes unable to stand for election as a director at the 2009 Annual Meeting, an event not anticipated by the Board, the proxy may be voted for a substitute designated by the Board. The identity and a brief biography of each nominee for director and each continuing director is set forth below.

        The Board recommends that stockholders vote "FOR" the election of each of the following three nominees for director.

 NOMINEES FOR ELECTION

Name	Age(1)	Positions	Director Since
Dr. John Coustas	53	President, Chief Executive Officer and Chairman and Class I Director—Term to Expire in 2009	1998
Myles R. Itkin(2)(3)	61	Class I Director—Term to Expire in 2009	2006
Dr. Robert A. Mundell(2)	77	Class I Director—Term to Expire in 2009	2006

DIRECTORS CONTINUING IN OFFICE

Name	Age(1)	Positions	Director Since
Dimitri J. Andritsoyiannis(2)	44	Vice President, Chief Financial Officer and Class III Director—Term to Expire in 2010	2005
Miklós Konkoly-Thege(3)(4)	66	Class III Director—Term to Expire in 2010	2006
Iraklis Prokopakis(4)	58	Senior Vice President, Treasurer and Chief Operating Officer and Class II Director—Term to Expire in 2011	1998
Andrew B. Fogarty(3)(4)	64	Class II Director—Term to Expire in 2011	2006

(1)
As of June 30, 2009.

(2)
Member of Nominating and Corporate Governance Committee.

(3)
Member of Audit Committee.

(4)
Member of Compensation Committee.

Nominees for Election

        The Board has nominated the following individuals to serve as directors:

Dr. John Coustas
Chairman, President and Chief Executive Officer

        Dr. Coustas is our Chairman, President, Chief Executive Officer and has been a member of the Board since 1998. Dr. Coustas has over 26 years of experience in the shipping industry. Dr. Coustas assumed management of us in 1987 from his father, Dimitris Coustas, who founded Danaos Shipping in 1972, and has been responsible for our corporate strategy and the management of our affairs since that time. Dr. Coustas is also a member of the board of directors of Danaos Management Consultants, The Swedish Club, the Union of Greek Shipowners and the Cyprus Union of Shipowners. Dr. Coustas holds a degree in Marine Engineering from National Technical University of Athens as well as a Master's degree in Computer Science and a Ph.D in Computer Controls from Imperial College, London.

Myles R. Itkin
Director

        Mr. Itkin has been a member of the Board since October 2006. Mr. Itkin is the Executive Vice President, Chief Financial Officer and Treasurer of Overseas Shipholding Group, Inc., in which capacities he has served, with the exception of a promotion from Senior Vice President to Executive Vice President in 2006, since 1995. Prior to joining Overseas Shipholding Group in June 1995, Mr. Itkin was employed by Alliance Capital Management L.P. as Senior Vice President of Finance. Prior to that, he was Vice President of Finance at Northwest Airlines, Inc. Mr. Itkin joined the board of directors of the U.K. P&I Club in 2006. Mr. Itkin holds a Bachelor's degree from Cornell University and an MBA from New York University.

Dr. Robert A. Mundell
Director

        Dr. Mundell has been a member of the Board since October 2006. Dr. Mundell is the University Professor of Economics at Columbia University. Dr. Mundell's principal occupation since 1967 has been as a member of the faculty of Columbia University. Dr. Mundell has served as a member of the board of directors of Olympus Corporation since 2005. Since 2003, Dr. Mundell has also served as Chairman of the Word Executive Institute in Beijing, China. He has been an adviser to a number of international agencies and organizations including the United Nations, the International Monetary Fund, the World Bank, the Government of Canada, several governments in Latin America and Europe, the Federal Reserve Board and the U.S. Treasury. In 1999 Dr. Mundell received the Nobel Prize in Economics. Dr. Mundell holds a Bachelor's degree from the University of British Columbia, a Master's degree from the University of Washington and a Ph.D. from the Massachusetts Institute of Technology.

        The following directors will continue in office:

Class III Directors—Term to Expire in 2010

Dimitri J. Andritsoyiannis
Vice President and Chief Financial Officer

        Mr. Andritsoyiannis is our Vice President, Chief Financial Officer and has been a member of the Board since October 2005. Mr. Andritsoyiannis joined us in September 2005 and prior to that had over 15 years of experience in finance and banking. Prior to joining us, Mr. Andritsoyiannis served as director of investment banking and as a member of the board of Alpha Finance, the investment banking arm of Greece's Alpha Bank. While he was at Alpha Finance, from the early 1990s until joining us in September 2005, Mr. Andritsoyiannis led a variety of financings, mergers and acquisitions, restructurings, privatizations and public offerings both in Greece and abroad. Mr. Andritsoyiannis holds a degree in Economics and Political Science from the Economic University of Athens, an MBA in finance from Columbia University as well as a post-graduate diploma in ship risk management from the Massachusetts Institute of Technology.

Miklós Konkoly-Thege

        Mr. Konkoly-Thege has been a member of the Board since October 2006. Mr. Konkoly-Thege began at Det Norske Veritas ("DNV"), a ship classification society, in 1984. From 1984 through 2002, Mr. Konkoly-Thege served in various capacities with DNV including Chief Operating Officer, Chief Financial Officer and Corporate Controller, Head of Corporate Management Staff and Head of Business Areas. Mr. Konkoly-Thege became President and Chairman of the Executive Board of DNV in 2002 and served in that capacity until his retirement in May 2006. Mr. Konkoly-Thege is a member of the board of directors of Wilhelmsen Maritime Services Holding AS. Mr. Konkoly-Thege holds a Master of Science degree in civil engineering from Technische Universität, Hannover, Germany and an MBA from the University of Minnesota.

Class II Directors—Term to Expire in 2011

Andrew B. Fogarty
Director

        Mr. Fogarty has been a member of the Board since October 2006. Mr. Fogarty has over 20 years of experience in the transportation industry. After a career in government, including as Secretary of Transportation for the Commonwealth of Virginia, since 1989 Mr. Fogarty has held various executive positions with CSX Corporation or its predecessors, including as Senior Vice President—Corporate Services of CSX Corporation from 2001 to 2005, and his current position as Special Assistant to the Chairman of CSX since early 2006. Previously, Mr. Fogarty also held the positions of President and Chief Executive Officer of CSX World Terminals, and Senior Vice President and Chief Financial Officer of Sea-Land Service, Inc. CSX is one of the world's leading transportation companies providing rail, intermodal and rail-to-truck transload services. Mr. Fogarty is the former chairman and current member of the board of directors of the National Defense Transportation Association and a fellow of the National Academy of Public Administration. He holds a Bachelor of Arts from Hofstra University, a Master's of Public Administration from the Nelson A. Rockefeller College of Public Affairs & Policy at the State University of New York, and a Ph.D. from Florida State University.

Iraklis Prokopakis
Director, Senior Vice President, Treasurer and Chief Operating Officer

        Mr. Prokopakis is our Senior Vice President, Treasurer, Chief Operating Officer and has been a member of the Board since 1998. Mr. Prokopakis joined us in 1998 and has over 31 years of experience in the shipping industry. Prior to entering the shipping industry, Mr. Prokopakis was a captain in the Hellenic Navy. He holds a Bachelor of Science in Mechanical Engineering from Portsmouth University in the United Kingdom, a Master's degree in Naval Architecture and a Ship Risk Management Diploma from the Massachusetts Institute of Technology and a post-graduate diploma in business studies from the London School of Economics. Mr. Prokopakis also has a Certificate in Operational Audit of Banks from the Management Center Europe in Brussels and a Safety Risk Management Certificate from Det Norske Veritas.

 EXECUTIVE OFFICERS OF THE COMPANY

        Our executive officers are generally elected annually by the Board and serve at the discretion of the Board. Our current executive officers and their respective ages and positions are set forth below. The biographical summaries of Dr. Coustas and Messrs. Prokopakis and Andritsoyiannis, each of whom serves as a member of the Board, appear above while Mr. Chatzis' biographical summary is set forth below.

Name	Age(1)	Positions
Dr. John Coustas	53	President and Chief Executive Officer
Iraklis Prokopakis	58	Senior Vice President, Treasurer and Chief Operating Officer
Dimitri J. Andritsoyiannis	44	Vice President and Chief Financial Officer
Evangelos Chatzis	36	Deputy Chief Financial Officer and Secretary

(1)
As of June 30, 2009.

        The following is our officer who is not a director:

        Evangelos Chatzis is our Deputy Chief Financial Officer and Secretary. Mr. Chatzis joined us in 2005 and has over 14 years of experience in corporate finance and the shipping industry. Prior to joining us, Mr. Chatzis was Chief Financial Officer of Globe Group of Companies, a public company in Greece engaged in a diverse scope of activities including dry bulk shipping, the textile industry, food production & distribution and real estate. Throughout his career he has developed considerable experience in operations, finance, treasury management, risk management and international business structuring. Mr. Chatzis holds a Bachelor of Science degree in Economics from the London School of Economics, a Master's of Science degree in Shipping Trade & Finance from City University Cass Business School, as well as a post-graduate diploma in Shipping Risk Management from IMD Business School.

CORPORATE GOVERNANCE

        Our business is managed under the direction of the Board, in accordance with the Business Corporations Act of the Republic of The Marshall Islands and our Amended and Restated Articles of Incorporation, as amended, and Amended and Restated Bylaws. Members of the Board are kept informed of our business through: (i) discussions with the Chairman, President and Chief Executive Officer and other members of our management team; (ii) the review of materials provided to directors; and (iii) participation in meetings of the Board and its committees.

Documents Establishing Our Corporate Governance

        The Board and our management have engaged in an ongoing review of our corporate governance practices in order to ensure full compliance with the applicable corporate governance rules of the New York Stock Exchange and the SEC.

        Our corporate charter and bylaws are the foundation of our corporate governance. We have also adopted a number of key documents that further shape our corporate governance, including:

  •
  A Code of Business Conduct and Ethics for all officers and employees;

  •
  A Code of Conduct for the Chief Executive Officer and Senior Financial Officers;

  •
  A Code of Ethics for directors;

  •
  A Nominating and Corporate Governance Committee Charter;

  •
  A Compensation Committee Charter; and

  •
  An Audit Committee Charter.

        These documents and other important information on our corporate governance, including the Board's Corporate Governance Guidelines, are posted on our website, and may be viewed at http://www.danaos.com at "Corporate Profile—Corporate Governance." We will also provide a paper copy of any of these documents upon the written request of a stockholder. Stockholders may direct their requests to the attention of our Deputy Chief Financial Officer and Secretary, Mr. Evangelos Chatzis, Danaos Corporation, c/o Danaos Shipping Co. Ltd., 14 Akti Kondyli, 185 45 Piraeus, Greece.

        The Board has a commitment to sound and effective corporate governance practices. The Board's Corporate Governance Guidelines address a number of important governance issues such as:

  •
  Selection and monitoring of the performance of our senior management;

  •
  Succession planning for our senior management;

  •
  Qualifications for membership on the Board;

  •
  Functioning of the Board, including the requirement for meetings of the independent directors; and

  •
  Standards and procedures for determining the independence of directors.

The Board believes that the Corporate Governance Guidelines and other governance documents meet current requirements and reflect a high standard of corporate governance.

        We are a "foreign private issuer" under SEC rules promulgated under the Securities Act and a "controlled company" within the meaning of the New York Stock Exchange corporate governance standards. Pursuant to certain exceptions for foreign private issuers and controlled companies, we are not required to comply with certain of the corporate governance practices followed by U.S. and non-controlled companies under the New York Stock Exchange listing standards. We have elected to comply, however, with the New York Stock Exchange corporate governance rules applicable to both U.S. and foreign private issuers that are "controlled companies", other than that, as permitted for foreign private issuers, in lieu of obtaining shareholder approval prior to the issuance of designated securities, we intend to comply with provisions of the Marshall Islands Business Corporations Act, providing that the board of directors approves securities issuances and, as permitted for controlled companies, one member of each of the compensation committee and nominating and corporate governance committee of our board of directors is a non-independent director.

Independence of Directors

        The foundation for our corporate governance is the Board's policy that a majority of its members should be independent. The Board believes that Messrs. Fogarty, Itkin, Konkoly-Thege and Mundell do not have or have not had a material relationship with us either directly or indirectly during 2008 that would interfere with the exercise of their independent judgment as our directors.

        The Board made its determination of independence in accordance with its Corporate Governance Guidelines, which specifies standards and a process for evaluating director independence. The Corporate Governance Guidelines provide that absent unusual circumstances, a director who satisfies the standards of director independence under the New York Stock Exchange's current listing standards will be deemed to be "independent." In determining whether a director qualifies as independent, consideration is given to the following factors, among others:

  •
  Any facts and circumstances that could reasonably be expected to improperly influence the director's exercise of judgment;

  •
  Whether the director would or would not qualify under other standards relating to independence, including definitions of director independence adopted by other national securities exchanges and standards of independence endorsed by persons and groups addressing corporate governance issues, including institutional investors; and

  •
  Countervailing considerations that tend to show that the director would not face any impairment in fulfilling his or her fiduciary duty of loyalty.

        The Corporate Governance Guidelines require that determinations of director independence be made in accordance with the following procedures: (1) the Board makes its determinations as to director independence annually at the Board meeting preceding the expected release of our proxy statement for the annual meeting of stockholders; (2) the Nominating and Corporate Governance Committee reviews the independence of directors and reports its findings to the Board at that Board meeting; (3) the Nominating and Corporate Governance Committee or the Board may request a written report or documentation collecting and summarizing information relevant to its determination of a director's independence; and (4) if required by the listing criteria of the New York Stock Exchange, the Board will issue a statement briefly explaining the basis for its determination that a director is independent and include such statement in our proxy statement for the annual meeting of stockholders.

Board of Directors

        At December 31, 2008 and June 30, 2009, we had seven members on our board of directors. The board of directors may change the number of directors to not less than two, nor more than 15, by a vote of a majority of the entire board. Each director shall be elected to serve until the third succeeding annual meeting of stockholders and until his or her successor shall have been duly elected and qualified, except in the event of death, resignation or removal. A vacancy on the board created by death, resignation, removal (which may only be for cause), or failure of the stockholders to elect the entire class of directors to be elected at any election of directors or for any other reason, may be filled only by an affirmative vote of a majority of the remaining directors then in office, even if less than a quorum, at any special meeting called for that purpose or at any regular meeting of the board of directors.

        During the fiscal year ended December 31, 2008, the board of directors held six meetings. In addition to meetings, the Board and its committees reviewed and acted upon matters by unanimous written consent from time to time. Each director attended all of the meetings of the full board of directors and of the committees of which the director was a member. Our board of directors has determined that each of Messrs. Fogarty, Konkoly-Thege and Itkin and Dr. Mundell are independent (within the requirements of the NYSE and SEC).

        To promote open discussion among the independent directors, those directors met twice in 2008 in regularly scheduled executive sessions without participation of our company's management and will continue to do so in the remainder of 2009 and in 2010. Mr. Andrew B. Fogarty has served as the presiding director for purposes of these meetings. Stockholders who wish to send communications on any topic to the board of directors or to the independent directors as a group, or to the presiding director, Mr. Andrew B. Fogarty, may do so by writing to Danaos Corporation, c/o Danaos Shipping Co. Ltd., 14 Akti Kondyli, 185 45 Piraeus, Greece.

        The Board has not adopted any specific policy with respect to the attendance of directors at annual meetings of stockholders. We held our 2008 annual meeting of stockholders in July 2008.

Committees of the Board

        The Board has established an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee, each of which has a charter that may be viewed at http://www.danaos.com at "Corporate Profile—Corporate Governance." We will also provide a paper copy of any of these documents upon the written request of a stockholder. Stockholders may direct their requests to the attention of our Deputy Chief Financial Officer and Secretary, Mr. Evangelos Chatzis, Danaos Corporation, c/o Danaos Shipping Co. Ltd., 14 Akti Kondyli, 185 45 Piraeus, Greece.

  Audit Committee

        The Audit Committee consists of Myles R. Itkin (chairman), Andrew B. Fogarty and Miklós Konkoly-Thege. All of the Audit Committee members are "independent," as such term is defined under the New York Stock Exchange's current listing standards. The Board has determined that Mr. Itkin qualifies as an "audit committee financial expert," as such term is defined under current SEC regulations. The Audit Committee is responsible for (1) the hiring, termination and compensation of the independent auditors and approving any non-audit work performed by such auditors, (2) approving the overall scope of the audit, (3) assisting the Board in monitoring the integrity of our financial statements, the independent auditors' qualifications and independence, the performance of the independent auditors and our internal audit function and our compliance with legal and regulatory requirements, (4) annually reviewing an independent auditors' report describing the auditing firm's internal quality-control procedures, any material issues raised by the most recent internal quality-control review, or peer review, of the auditing firm, (5) discussing the annual audited financial and quarterly statements with management and the independent auditors, (6) discussing earnings press releases, as well as financial information and earnings guidance, (7) discussing policies with respect to risk assessment and risk management, (8) meeting separately, and periodically, with management, internal auditors and the independent auditors, (9) reviewing with the independent auditors any audit problems or difficulties and management's response, (10) setting clear hiring policies for employees or former employees of the independent auditors, (11) annually reviewing the adequacy of the Audit Committee's written charter, (12) handling such other matters that are specifically delegated to the Audit Committee by the Board from time to time, (13) reporting regularly to the full Board and (14) evaluating the Board's performance. The Audit Committee met five times in 2008.

  Compensation Committee

        The Compensation Committee consists of Andrew B. Fogarty (chairman), Miklós Konkoly-Thege and Iraklis Prokopakis. All of the Compensation Committee members, except for Mr. Prokopakis, are "independent," as such term is defined under the New York Stock Exchange's current listing standards. As such, we rely on the "controlled company" exemption to the New York Stock Exchange requirement that compensation committees be composed entirely of independent directors. We are a "controlled company" within the meaning of the New York Stock Exchange's corporate governance standards because more than 50% of our voting power is held by another company, individual or group. The Compensation Committee is responsible for (1) reviewing key employee compensation policies, plans compensation of our Chief Executive Officer and our other executive officers, (3) developing and recommending to the Board compensation for Board members, (4) reviewing and approving employment contracts and other similar arrangements between us and our executive officers, (5) reviewing and consulting with our Chief Executive Officer on the selection of officers and evaluation of executive performance and other related matters, (6) administration of stock plans and other incentive compensation plans, (7) overseeing compliance with any applicable compensation reporting requirements of the SEC, (8) retaining consultants to advise the Compensation Committee on executive compensation practices and policies and (9) handling such other matters that are specifically delegated to the Compensation Committee by the Board from time to time. The Compensation Committee met four times in 2008.

        The Compensation Committee determines the compensation of our executive officers based on the Compensation Committee's evaluation of our Company's performance and the performance of the executive officer, information regarding competitive compensation and such other factors and circumstances as the Compensation Committee may deem relevant. The Compensation Committee also recommends to the Board the compensation of members of the Board, including Board and committee retainer fees, equity-based compensation and other similar items as appropriate. Compensation Committee actions that have a material effect on the amount or timing of compensation or benefits to non-executive directors are in all cases subject to the approval or ratification of the Board, unless specific authority for the Compensation Committee to take such action has been delegated by the Board. Other than in the capacity as a member of the Compensation Committee, in the case of Dimitri J. Andritsoyiannis, our Chief Financial Officer, our executive officers do not have any role in determining or recommending the amount or form of executive officer or director compensation.

        The Compensation Committee is authorized to retain any compensation consultants that it deems necessary in the performance of its duties and to approve the compensation consultant's retention terms and fees. The Compensation Committee did not retain any compensation consultants in 2008.

  Nominating and Corporate Governance Committee

        The Nominating and Corporate Governance Committee consists of Robert A. Mundell (chairman), Myles R. Itkin and Dimitri J. Andritsoyiannis. All of the Nominating and Corporate Governance Committee members, except for Mr. Andritsoyiannis, are "independent," as such term is defined under the New York Stock Exchange's current listing standards. As such, we rely on the "controlled company" exemption to the New York Stock Exchange requirement that nominating committees be composed entirely of independent directors. We are a "controlled company" within the meaning of the New York Stock Exchange's corporate governance standards because more than 50% of our voting power is held by another company, individual or group. The Nominating and Corporate Governance committee is responsible for (1) developing and recommending criteria for selecting new directors, (2) screening and recommending to the Board individuals qualified to become executive officers, (3) overseeing evaluations of the Board, its members and committees of the Board and (4) handling such other matters that are specifically delegated to the Nominating and Corporate Governance Committee by the Board from time to time. The Nominating and Corporate Governance Committee met four times in 2008.

        Stockholder Nominations.    Any stockholder or the Board may propose any person for election as a director. A stockholder who wishes to propose an individual for election as a director must provide written notice to our Secretary of the intention to propose the nominee and such nominee's willingness to serve as a director. Notice must be given not less than 90 days before the anniversary of the last annual meeting of stockholders prior to the notice or not less than 10 days prior to the meeting at which directors are to be elected, whichever deadline occurs earlier. In addition, each notice must set forth as to each individual whom a stockholder proposes to nominate for election as a director, (i) the name, age, business address and residence address of such individual, (ii) the principal occupation or employment of such individual, (iii) the number of shares of common stock of the Company which are beneficially owned by such individual, and (iv) any other information relating to such individual that is required to be disclosed under the rules of the SEC applicable to solicitations of proxies with respect to nominees for election as directors. The stockholder proposing the nominee must provide (a) his or her name and address, as they appear on the register of stockholders of the Company, (b) the number of shares of our common stock which are beneficially owned by such stockholder, and (c) the period of time such shares of common stock have been owned. Individuals proposed by stockholders in accordance with these procedures will receive the same consideration that individuals identified to the Nominating and Corporate Governance Committee through other means have.

        The Nominating and Corporate Governance Committee evaluates candidates for election as directors by considering, among other things, (i) the candidate's experience, education, expertise and skills, and how those attributes relate to our business; (ii) how those attributes of a given candidate would complement the other Board members; (iii) the candidate's independence from conflict of interest with us; (iv) the candidate's ability to devote appropriate time and effort in preparation for board meetings; (v) the candidate's character, judgment and reputation, and current or past service in positions or affiliations, and (vi) in determining whether to recommend the nomination of an incumbent director for election, considerations as to whether the incumbent director has performed effectively in his or her most recent years of service and whether the director continues to substantially meet the criteria for selection as director.

        The Nominating and Corporate Governance Committee evaluates qualified director candidates at regular or special Nominating and Corporate Governance Committee meetings against the current director qualification standards and reviews qualified director candidates with the Board and recommends one or more of such individuals for appointment to the Board.

Indemnification

        Under the Business Corporations Act of the Republic of The Marshall Islands and our Amended and Restated Bylaws, every director or officer will be indemnified out of our funds against all civil liabilities, losses, damages, charges or expenses (including but not limited to an amount paid to settle an action, satisfy a judgment, liabilities under contract, tort and statute or any applicable foreign law or regulation and all reasonable legal and other costs and expenses properly payable) incurred or suffered by him or her as such director or officer while exercising his or her powers and discharging his or her duties. The indemnity contained in our Amended and Restated Bylaws does not extend to any matter that would render it void pursuant to the Business Corporations Act of the Republic of The Marshall Islands.

Stockholder Communications with Directors

        Our Amended and Restated Bylaws provide that stockholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of stockholders must provide timely notice of their proposal in writing to our Secretary. Generally, to be timely, a stockholder's notice must be received at our principal executive offices not less than 90 days or more than 120 days prior to the first anniversary date of the previous year's annual meeting of stockholders. Our Amended and Restated Bylaws also specify requirements as to the form and content of a stockholder's notice. These provisions may impede stockholders' ability to bring matters before, or to make nominations for directors at, an annual meeting of stockholders. Individuals proposed as candidates for election as director by stockholders in accordance with these procedures will receive the same consideration that individuals identified to the Nominating and Corporate Governance Committee through other means have.

        Stockholders who wish to send communications on any topic to the Board, the independent members of the Board as a group or to the presiding director of the executive sessions of the independent members of the Board, Mr. Andrew B. Fogarty, may do so by writing to our Deputy Chief Financial Officer and Secretary, Mr. Evangelos D. Chatzis, at Danaos Corporation, c/o Danaos Shipping Co. Ltd., 14 Akti Kondyli, 185 45 Piraeus, Greece.

Compensation

        We pay our non-executive directors annual fees in the amount of $62,000, an increase effective January 1, 2008 from $50,000, plus reimbursement for their out-of-pocket expenses, which amounts are payable at the election of each non-executive director in cash or stock as described below. Executive officers serving as directors receive no compensation for their services as a director.

        During the years ended December 31, 2008 and 2007, we paid our executive officers an aggregate amount of $1.6 million and $1.3 million, respectively. During the year ended December 31, 2006, we paid our executive officers an aggregate amount of $1.3 million. Prior to 2006, our executive officers did not receive any compensation from us. As of January 1, 2009, our deputy chief financial officer is directly employed and compensated by us. Pursuant to the employment agreements we have entered into with these officers, from time to time we may pay any bonus component of this compensation in the form of restricted stock, stock options or other awards under our equity compensation plan. Our equity compensation plan allows the plan administrator to grant awards of shares of our common stock or the right to receive or purchase shares of our common stock (including restricted stock, stock options and other awards) to our employees, directors or other persons or entities providing significant services to us or our subsidiaries. The aggregate number of shares of our common stock for which awards may be granted under our equity compensation plan cannot exceed 6% of the number of shares of our common stock issued and outstanding at the time any award is granted. No equity awards were granted in 2008.

        As of April 18, 2008, we established the Directors Share Payment Plan, which we refer to as the Directors Plan, under our Equity Incentive Plan, which we refer to as the Plan. The purpose of our Directors Plan is to provide a means of payment, under the Plan, of all or a portion of compensation payable to directors of the company in the form of our common stock. Each member of our Board of Directors may participate in the Directors Plan. Pursuant to the terms of the Directors Plan, Directors may elect to receive all or a portion of their compensation in common stock which is credited to their respective share payment accounts on the last business day of each quarter. Following December 31st of each year, we will deliver to each director the number of shares represented by the rights credited to their Share Payment Account during the preceding calendar year. The Directors Plan is administered and otherwise subject to the terms and conditions, including limitations on the number of shares issued, under the Plan. Non-executive directors electing to receive common stock in lieu of cash compensation resulted in the right to receive 6,112 shares of our common stock during 2008, which shares of common stock were distributed to non-executive directors in the first quarter of 2009 from shares held as treasury stock.

Compensation Discussion and Analysis

        The Compensation Committee of the Board of Directors has the responsibility to review, discuss and recommend for approval management compensation arrangements. The members of the Compensation Committee are Andrew B. Fogarty (Chairman), Miklós Konkoly-Thege and Iraklis Prokopakis. Messrs. Fogarty and Konkoly-Thege are "independent," as such term is defined under the New York Stock Exchange's current listing standards, whereas Mr. Prokopakis is not. As such, we rely on the "controlled company" exemption to the New York Stock Exchange requirement that compensation committees be composed entirely of independent directors. We are a "controlled company" within the meaning of the New York Stock Exchange's corporate governance standards because more than 50% of our voting power is held by another company, individual or group.

        The policy of the Compensation Committee is to structure officers' compensation arrangements so as to enable us to attract, motivate and retain high performance executives who are critical to our long-term success. The policy is designed to link compensation to how successfully our business plans are executed and how successfully we meet a number of corporate, financial and operational goals. This design is intended to provide key management personnel with increased compensation when we do well and to provide less compensation when we do not.

        Prior to 2006, our chief executive officer, chief operating officer and chief financial officer did not receive any compensation from us. During the year ended December 31, 2007, we paid these executive officers an aggregate amount of $1.3 million and during the year ended December 31, 2008, we paid these executive officers an aggregate amount of $1.6 million. Pursuant to the employment agreements we have entered into with these executive officers, from time to time we may pay any bonus component of this compensation in the form of restricted stock, stock options or other awards under our equity compensation plan. Our equity compensation plan allows the plan administrator to grant awards of shares of our common stock or the right to receive or purchase shares of our common stock (including stock options, restricted stock and stock units, bonus stock, performance stock and stock appreciation rights) to our employees, directors or other persons or entities providing significant services to us or our subsidiaries. The aggregate number of shares of our common stock for which awards may be granted under our equity compensation plan cannot exceed 6% of the number of shares of our common stock issued and outstanding at the time any award is granted. No equity awards were granted to our executive officers in 2008.

Compensation Committee Report

        The Compensation Committee has reviewed and discussed the "Compensation Discussion and Analysis" set forth above with management and based on such review and discussion the Compensation Committee recommended to the Board of Directors that the "Compensation Discussion and Analysis" be included in this proxy statement.

Compensation Committee
Andrew B. Fogarty (Chairman) Miklós Konkoly-Thege Iraklis Prokopakis

Compensation Committee Interlocks and Insider Participation

        All of the members of the Compensation Committee, except for Mr. Prokopakis, who serves as our Senior Vice President, Treasurer and Chief Operating Officer, are non-employee directors and are not former officers of the Company. During 2008, none of our executive officers served as a member of the board of directors or on the compensation committee of a corporation where any of its executive officers served on our Compensation Committee or on our Board.

Related Party Transactions

  Management Affiliations

        Danaos Shipping Co. Ltd., which we refer to as our Manager, is ultimately owned by Danaos Investments Limited as Trustee of the 883 Trust, which we refer to as the Coustas Family Trust. Danaos Investments Limited is the protector (which is analogous to a trustee) of the Coustas Family Trust, of which Dr. Coustas and other members of the Coustas family are beneficiaries. Dr. Coustas has certain powers to remove and replace Danaos Investments Limited as Trustee of the 883 Trust. The Coustas Family Trust is also our largest stockholder. Our Manager has provided services to our vessels since 1972 and continues to provide technical, administrative and certain commercial services which support our business, as well as comprehensive ship management services such as technical supervision and commercial management, including chartering our vessels pursuant to a management agreement which was amended and restated as of September 18, 2006 and amended on February 12, 2009.

        Management fees in respect of continuing operations under our management agreement amounted to approximately $7.0 million in 2008, $5.7 million in 2007 and $4.6 million in 2006. The related expenses are shown under "General and administrative expenses" on the statement of income. We pay monthly advances in regard to these management fees. These prepaid management fees are presented in our balance sheet under "Due from related parties" and totaled $7.1 million and $4.6 million as of December 31, 2008 and 2007, respectively.

  Management Agreement

        Under our management agreement, our Manager is responsible for providing us with technical, administrative and certain commercial services, which include the following:

  •
  technical services, which include managing day-to-day vessel operations, performing general vessel maintenance, ensuring regulatory compliance and compliance with the law of the flag of each vessel and of the places where the vessel operates, ensuring classification society compliance, supervising the maintenance and general efficiency of vessels, arranging the hire of qualified officers and crew, training, transportation, insurance of the crew (including processing all claims), performing normally scheduled drydocking and general and routine repairs, arranging insurance for vessels (including marine hull and machinery, protection and indemnity and risks insurance), purchasing stores, supplies, spares, lubricating oil and maintenance capital expenditures for vessels, appointing supervisors and technical consultants and providing technical support, shoreside support, shipyard supervision, and attending to all other technical matters necessary to run our business;

  •
  administrative services, which include, in each case, at the direction of our Chief Executive Officer, Chief Operating Officer and Chief Financial Officer, assistance with the maintenance of our corporate books and records, payroll services, assistance with the preparation of our tax returns and financial statements, assistance with corporate and regulatory compliance matters not related to our vessels, procuring legal and accounting services (including the preparation of all necessary budgets for submission to us), assistance in complying with United States and other relevant securities laws, human resources, cash management and bookkeeping services, development and monitoring of internal audit controls, disclosure controls and information technology, assistance with all regulatory and reporting functions and obligations, furnishing any reports or financial information that might be requested by us and other non-vessel related administrative services, assistance with office space, providing legal and financial compliance services, overseeing banking services (including the opening, closing, operation and management of all of our accounts including making deposits and withdrawals reasonably necessary for the management of our business and day-to-day operations), arranging general insurance and director and officer liability insurance (at our expense), providing all administrative services required for subsequent debt and equity financings and attending to all other administrative matters necessary to ensure the professional management of our business (our Manager provides these administrative services at its own cost and in return therefore receives the commercial, chartering and administrative services fees); and

  •
  commercial services, which include chartering our vessels, assisting in our chartering, locating, purchasing, financing and negotiating the purchase and sale of our vessels, supervising the design and construction of newbuildings, and such other commercial services as we may reasonably request from time to time (our Manager provides these commercial services at its own cost and in return therefore receives the commercial, chartering and administrative services fees).

  Reporting Structure

        Our Manager reports to us and our Board of Directors through our Chief Executive Officer, Chief Operating Officer and Chief Financial Officer. Under our management agreement, our Chief Executive Officer, Chief Operating Officer and Chief Financial Officer may direct the Manager to remove and replace any officer or any person who serves as the head of a business unit of our Manager. Furthermore, our Manager will not remove any person serving as an officer or senior manager without the prior written consent of our Chief Executive Officer, Chief Operating Officer and Chief Financial Officer.

  Compensation of Our Manager

        During the initial term of the management agreement, for providing its commercial, chartering and administrative services our manager received a fee of $500 per day and for its technical management of our ships, our manager received a management fee of $250 per vessel per day for vessels on bareboat charter and $500 per vessel per day for the remaining vessels in our fleet, each pro rated for the number of calendar days we own each vessel. These fees are now adjusted annually by agreement between us and our manager. Should we be unable to agree with our Manager as to the new fees, the rate for the next year will be set at an amount that will maintain our Manager's average profit margin for the immediately preceding three years. For its chartering services rendered to us by its Hamburg-based office, our manager also receives a commission of 0.75% on all freight, charter hire, ballast bonus and demurrage for each vessel. Further, our manager receives a commission of 0.5% based on the contract price of any vessel bought or sold by it on our behalf, excluding newbuilding contracts. We also paid our manager a flat fee of $400,000 per newbuilding vessel, which we capitalized, for the on premises supervision of our newbuilding contracts by selected engineers and others of its staff. On February 12, 2009, we signed an addendum to the management contract adjusting the management fees, effective January 1, 2009, to a fee of $575 per day for commercial, chartering and administrative services, a fee of $290 per vessel per day for vessels on bareboat charter and $575 per vessel per day for vessels on time charter and a flat fee of $725,000 per newbuilding vessel for the supervision of newbuilding contracts. All commissions to the manager remained unchanged. We believe these fees and commissions are no more than the rates we would need to pay an unaffiliated third party to provide us with these management services.

        We also advance, on a monthly basis, all technical vessel operating expenses with respect to each vessel in our fleet to enable our Manager to arrange for the payment of such expenses on our behalf. To the extent the amounts advanced are greater or less than the actual vessel operating expenses of our fleet for a quarter, our Manager or us, as the case may be, will pay the other the difference at the end of such quarter, although our Manager may instead choose to credit such amount against future vessel operating expenses to be advanced for future quarters.

  Term and Termination Rights

        The initial term of the management agreement expired on December 31, 2008. The management agreement now automatically renews for one-year periods and will be extended, unless we give 12 months' written notice of non-renewal and subject to the termination rights described below, in additional one-year increments until December 31, 2020, at which point the agreement will expire.

        Our Manager's Termination Rights.    Our Manager may terminate the management agreement prior to the end of its term in the two following circumstances:

  •
  if any moneys payable by us shall not have been paid within 60 business days of payment having been demanded in writing; or

  •
  if at any time we materially breach the agreement and the matter is unresolved within 60 days after we are given written notice from our Manager.

        Our Termination Rights.    We may terminate the management agreement prior to the end of its term in the two following circumstances upon providing the respective notice:

  •
  if at any time our Manager neglects or fails to perform its principal duties and obligations in any material respect and the matter is unresolved within 20 days after our Manager receives written notice of such neglect or failure from us; or

  •
  if any moneys payable by the Manager under or pursuant to the management agreement are not promptly paid or accounted for in full within 10 business days by the Manager in accordance with the provisions of the management agreement.

        We also may terminate the management agreement immediately under any of the following circumstances:

  •
  if either we or our Manager ceases to conduct business, or all or substantially all of the properties or assets of either such party is sold, seized or appropriated;

  •
  if either we or our Manager files a petition under any bankruptcy law, makes an assignment for the benefit of its creditors, seeks relief under any law for the protection of debtors or adopts a plan of liquidation, or if a petition is filed against us or our Manager seeking to declare us or it an insolvent or bankrupt and such petition is not dismissed or stayed within 40 business days of its filing, or if our Company or the Manager admits in writing its insolvency or its inability to pay its debts as they mature, or if an order is made for the appointment of a liquidator, manager, receiver or trustee of our Company or the Manager of all or a substantial part of its assets, or if an encumbrancer takes possession of or a receiver or trustee is appointed over the whole or any part of the Manager's or our Company's undertaking, property or assets or if an order is made or a resolution is passed for our Manager's or our winding up;

  •
  if a distress, execution, sequestration or other process is levied or enforced upon or sued out against our Manager's property which is not discharged within 20 business days;

  •
  if the Manager ceases or threatens to cease wholly or substantially to carry on its business otherwise than for the purpose of a reconstruction or amalgamation without insolvency previously approved by us; or

  •
  if either our Manager or we are prevented from performing any obligations under the management agreement by any cause whatsoever of any nature or kind beyond the reasonable control of us or our Manager respectively for a period of two consecutive months or more.

        In addition, we may terminate any applicable ship management agreement in any of the following circumstances:

  •
  if we or any subsidiary of ours ceases to be the owner of the vessel covered by such ship management agreement by reason of a sale thereof, or if we or any subsidiary of ours ceases to be registered as the owner of the vessel covered by such ship management agreement;

  •
  if a vessel becomes an actual or constructive or compromised or arranged total loss or an agreement has been reached with the insurance underwriters in respect of the vessel's constructive, compromised or arranged total loss or if such agreement with the insurance underwriters is not reached or it is adjudged by a competent tribunal that a constructive loss of the vessel has occurred;

  •
  if the vessel covered by such ship management agreement is requisitioned for title or any other compulsory acquisition of the vessel occurs, otherwise than by requisition by hire; or

  •
  if the vessel covered by such ship management agreement is captured, seized, detained or confiscated by any government or persons acting or purporting to act on behalf of any government and is not released from such capture, seizure, detention or confiscation within 20 business days.

  Non-competition

        Our Manager has agreed that, during the term of the management agreement, it will not provide any management services to any other entity without our prior written approval, other than with respect to entities controlled by Dr. Coustas, our Chief Executive Officer, which do not operate within the containership (larger than 2,500 twenty foot equivalent units, or TEUs) or drybulk sectors of the shipping industry or in the circumstances described below. Dr. Coustas does not currently control any such vessel-owning entity or have an equity interest in any such entity, other than Castella Shipping Inc., owner of one 1,700 TEU vessel. Dr. Coustas has also personally agreed to the same restrictions on the provision, directly or indirectly, of management services during this period. In addition, our Chief Executive Officer (other than in his capacities with us) and our Manager have separately agreed not, during the term of our management agreement and for one year thereafter, to engage, directly or indirectly, in (i) the ownership or operation of containerships of larger than 2,500 TEUs or (ii) the ownership or operation of any drybulk carriers or (iii) the acquisition of or investment in any business involved in the ownership or operation of containerships larger than 2,500 TEUs or drybulk carriers. Notwithstanding these restrictions, if our independent directors decline the opportunity to acquire any such containerships or drybulk carriers or to acquire or invest in any such business, our Chief Executive Officer will have the right to make, directly or indirectly, any such acquisition or investment during the four-month period following such decision by our independent directors, so long as such acquisition or investment is made on terms no more favorable than those offered to us. In this case, our Chief Executive Officer and our Manager will be permitted to provide management services to such vessels.

  Sale of Our Manager

        Our Manager has agreed that it will not transfer, assign, sell or dispose of all or a significant portion of its business that is necessary for the services our Manager performs for us without the prior written consent of our Board of Directors. Furthermore, in the event of any proposed sale of our Manager, we have a right of first refusal to purchase our Manager. This prohibition and right of first refusal is in effect throughout the term of the management agreement and for a period of one year following the expiry or termination of the management agreement. Our Chief Executive Officer, Dr. John Coustas, or any trust established for the Coustas family (under which Dr. Coustas and/or a member of his family is a beneficiary), is required, unless we expressly permit otherwise, to own 80% of our Manager's outstanding capital stock during the term of the management agreement and 80% of the voting power of our Manager's outstanding capital stock. In the event of any breach of these requirements, we would be entitled to purchase the capital stock of our Manager owned by Dr. Coustas or any trust established for the Coustas family (under which Dr. Coustas and/or a member of his family is a beneficiary).

  The Swedish Club

        Dr. John Coustas, our Chief Executive Officer, is a member of the Board of Directors of The Swedish Club, our primary provider of insurance, including a substantial portion of our hull & machinery, war risk and protection and indemnity insurance. During the years ended December 31, 2008, 2007 and 2006, we paid premiums of $4.1 million, $2.8 million and $3.4 million, respectively, to The Swedish Club under these insurance policies.

  Danaos Management Consultants

        Our Chief Executive Officer, Dr. John Coustas, co-founded and has a 50.0% ownership interest in Danaos Management Consultants, which provides the ship management software deployed on the vessels in our fleet to our Manager on a complementary basis. Dr. Coustas does not participate in the day-to-day management of Danaos Management Consultants.

  Offices

        We occupy office space that is owned by our Manager and which is provided to us as part of the services we receive under our management agreement.

  Seasonal Maritime Corporation

        Seasonal Maritime Corporation, an entity wholly-owned by our Chief Executive Officer, funded $30.4 million of the $40.5 million acquisition price of the MOL Confidence under a loan agreement, dated March 14, 2006, among Seasonal Maritime Corporation, as lender, a subsidiary of ours, as borrower, and us, as guarantor. The interest rate for this loan was LIBOR plus 1.00% per annum, with a maturity date of six months after execution of the loan agreement, subject to an option for an additional six months repayment term for the borrower. In addition, a flat fee of $70,125 was paid upon execution of the loan agreement and a commitment fee of 0.50% per annum was payable quarterly on any undrawn amount, commencing March 14, 2006. On June 16, 2006, we repaid $25.4 million of the amount borrowed under this loan agreement, leaving $5.0 million outstanding as of June 30, 2006, which amount was repaid in August 2006. This loan was secured by a general assignment of income from the MOL Confidence and an assignment of insurance receivables with respect to the vessel.

        We borrowed an aggregate amount of $75.0 million ($15.0 million with respect to each vessel) under an unsecured loan agreement, dated August 14, 2006, with Seasonal Maritime Corporation to partially finance the acquisition of the five 6,500 TEU newbuildings we ordered on July 26, 2006. This loan bore interest at a rate of LIBOR plus 1.00% per annum and matured six months after execution of the loan agreement, with an option for an additional six months repayment term for the borrower. In addition, a flat fee of $112,500 was paid upon execution of the loan agreement and a commitment fee of 0.30% per annum was payable quarterly on any undrawn amount, commencing August 14, 2006. We repaid the entire amount outstanding under this loan on December 28, 2006 with borrowings made under our credit facility with Aegean Baltic-HSH Nordbank.

        We borrowed an additional aggregate amount of $25.0 million under an unsecured loan agreement, dated September 25, 2006, with Seasonal Maritime Corporation, to finance installment payments on the HN 1670, the HN 1671, the HN 1672 and the HN 1673, made on September 28, 2006. This loan bore interest at a rate of LIBOR plus 1.00% per annum and matured six months after execution of the loan agreement, with an option for an additional six months repayment term for the borrower. In addition, a flat fee of $37,500 was paid upon execution of the loan agreement and a commitment fee of 0.30% per annum was payable quarterly on any undrawn amount, commencing September 25, 2006. We repaid the entire amount outstanding under this loan on December 28, 2006 with borrowings made under credit facilities with The Royal Bank of Scotland and Aegean Baltic-HSH Nordbank-Piraeus Bank.

        We believe the fees and interest paid under these loan agreements were no less favorable than those we could have obtained in arm's-length negotiations with an unrelated third party.

  Det Norske Veritas

        Until May 2006, Mr. Miklós Konkoly-Thege, a member of our Board of Directors, was President and Chairman of the Executive Board of Det Norske Veritas, which provides vessel classification services to us. During the years ended December 31, 2008, 2007 and 2006, we paid $0.9 million, $0.7 million and $0.6 million, respectively, to Det Norske Veritas for these services.

 PROPOSAL TWO—APPROVAL OF AMENDMENT TO ARTICLES OF
INCORPORATION REGARDING AUTHORIZED COMMON STOCK AND PREFERRED STOCK

        Our board of directors deems it advisable to amend the Danaos Corporation Articles of Incorporation to increase the authorized number of shares of our common stock to 750 million and to increase the authorized number of shares of our preferred stock to 100 million. Our Amended and Restated Articles of Incorporation currently authorize us to issue up to 200 million shares of common stock and issue up to 5 million shares of preferred stock.

        Our board of directors deems it advisable to amend our Amended and Restated Articles of Incorporation to increase the authorized shares of common stock from 200 million to 750 million and to increase the authorized shares of preferred stock from 5 million to 100 million. The proposed increase in authorized common stock and preferred stock has been recommended by our board of directors to assure that an adequate supply of authorized, unissued shares of common stock and preferred stock is available for general corporate needs and to provide our board of directors with the necessary flexibility to issue common stock and preferred stock in connection with potential financings, including underwritten public offerings, without the expense and delay incidental to obtaining stockholder approval of an amendment to the Articles of Incorporation at the time of such action, except as may be required for a particular issuance by applicable law.

        When issued, any additional shares of common stock and preferred stock authorized by the proposed amendment will have the same rights and privileges as shares of common stock currently authorized and outstanding and the undesignated preferred stock currently authorized, respectively. Accordingly, the designations, powers, preferences and rights, and the qualifications, limitations or restrictions thereof, in respect of the additional shares of preferred stock that are issued will be determined by the board of directors as is the case with the undesignated shares of preferred stock currently authorized but not yet issued. Holders of common stock and preferred stock have no pre-emptive rights and, accordingly, such stockholders would not have any preferential rights to purchase any of the additional shares of common stock or preferred stock when such shares are issued.

        We have filed with the U.S. Securities and Exchange Commission a Registration Statement on Form F-1 for the registration of shares of our common stock for issuance and sale by the Company. Such offering, including the number of shares of common stock to be sold, is subject to, among other things, market conditions. In addition, the Company may pursue additional sales of equity and equity-linked securities, including to directors, officers, existing stockholders or affiliates of the Company, as part of its efforts to enhance its liquidity position and fund its newbuilding program. As stated above, the proposed increase in the authorized common stock and preferred stock has been recommended by our board of directors to assure that an adequate supply of authorized, unissued shares of common stock and preferred stock is available for general corporate needs and to provide our board of directors with the necessary flexibility to issue stock in connection with potential financings, including underwritten public offerings, without the expense and delay incidental to obtaining stockholder approval of an amendment to the Articles of Incorporation at the time of such action, except as may be required for a particular issuance by applicable law.

        The issuance of additional shares of common stock or preferred stock may, depending on the circumstances under which such shares are issued, reduce stockholders' equity per share and may reduce percentage ownership of common stock or capital stock by existing stockholders. It is not the present intention of our board of directors to seek stockholder approval prior to any issuance of shares of common stock or preferred stock that would become authorized by the proposed amendment unless otherwise required by applicable law. Frequently, opportunities arise that require prompt action, and it is the belief of our board of directors that the delay necessitated for stockholder approval of a specific issuance could be to the detriment of the company and its stockholders. Our board of directors does not intend to seek stockholder approval for the proposed issuance of common stock under the

Registration Statement on Form F-1 described above or, except as may be required for a particular issuance by applicable law, any other sales of equity or equity-linked securities that the Company may pursue. As permitted for foreign private issuers such as the Company, in lieu of obtaining stockholder approval prior to the issuance of designated securities as otherwise required in specified circumstances under NYSE rules, we intend to comply with the Marshall Islands Business Corporations Act, under which only the approval of the board of directors is required for issuances of authorized capital stock or capital stock-linked securities.

        The proposed amendment to the Articles of Incorporation would amend the first sentence of SECTION FOURTH of our Amended and Restated Articles of Incorporation to read as follows:

        "The aggregate number of shares of stock that the Corporation is authorized to issue is Eight Hundred Fifty Million (850,000,000) shares with a par value of one cent (US $0.01), consisting of Seven Hundred Fifty Million (750,000,000) shares of common stock with a par value of one cent (US $0.01) ("Common Stock") and one hundred million (100,000,000) shares of preferred stock with a par value of one cent (US $0.01) (the "Preferred Stock")"

        The capital stock increase amendment will be effective immediately after its approval and the filing of such Articles of Amendment reflecting such increase with the Marshall Islands Registrar of Companies. Approval of the amendment to the Amended and Restated Articles of Incorporation requires the affirmative vote of the holders of a majority of the outstanding shares of common stock.

        Our Board of Directors recommends that stockholders vote "FOR" the Approval of the Amendment to the Danaos Corporation Amended and Restated Articles of Incorporation to authorize 550 million additional shares of common stock and 95 million additional shares of preferred stock.

 PROPOSAL THREE—APPROVAL OF AMENDMENT TO ARTICLES OF
INCORPORATION REGARDING AUTHORITY OF BOARD OF DIRECTORS TO AMEND, REPEAL OR ADOPT BYLAWS

        Our board of directors deems it advisable to amend the Danaos Corporation Articles of Incorporation to expressly authorize the board of directors of the company to make, alter, amend or repeal the bylaws of the company with a vote of not less than sixty-six and two-thirds percent (66 2/3%) of the directors then in office. Our Amended and Restated Articles of Incorporation do not currently allow the bylaws of the company to be made, altered, amended or repealed by the board of directors.

        The proposed amendment and restatement of our Amended and Restated Bylaws has been recommended by our board of directors to provide our board of directors with the necessary flexibility to amend the bylaws to further the purposes of the Company without the expense and delay incidental to obtaining stockholder approval of an amendment of the bylaws, while ensuring that a substantial majority of the directors then in office approve of any such change of the bylaws. Under the Business Corporations Act of the Republic of the Marshall Islands, any bylaw adopted, repealed or adopted by our board of directors may be amended or repealed by the requisite vote of the stockholders entitled to vote thereon.

        This proposed amendment to the Articles of Incorporation would add a new Section TENTH to our Amended and Restated Articles of Incorporation reading in its entirety as follows:

        "The Board of Directors of the Corporation is expressly authorized to make, alter, amend or repeal bylaws of the Corporation with, notwithstanding any other provisions of these Amended and Restated Articles of Incorporation or the bylaws of the Corporation (and notwithstanding the fact that some lesser percentage may be specified by law, these Amended and Restated Articles of Incorporation or the bylaws of the Corporation), the affirmative vote of not less than sixty-six and two-thirds percent (66 2/3%) of the directors then in office."

        This amendment will be effective immediately after its approval and the filing of the Articles of Amendment reflecting such new Section TENTH with the Marshall Islands Registrar of Companies. Approval of this amendment to the Amended and Restated Articles of Incorporation requires the affirmative vote of the holders of not less than sixty-six and two-thirds percent (66 2/3%) of the outstanding shares of common stock.

        Our Board of Directors recommends that stockholders vote "FOR" the Approval of the Amendment to the Danaos Corporation Amended and Restated Articles of Incorporation to provide that the Board of Directors may amend, adopt and repeal the bylaws of the company with a vote of not less than 66 2/3% of the members of the entire Board.

 PROPOSAL FOUR—APPROVAL OF AMENDED AND RESTATED BYLAWS

        Our board of directors deems it advisable to amend and restate our Amended and Restated Bylaws to (i) provide that our bylaws may be amended, repealed or adopted by our board of directors, with the affirmative vote of not less than sixty-six and two-thirds percent (66 2/3%) of the directors then in office, and by the affirmative vote of the holders of a majority of our outstanding common stock entitled to vote generally for the election of directors, (ii) provide that special meetings of the stockholders may only be called by our board of directors, and (iii) no longer prohibit an officer, who also served as a director of the Company, from continuing to serve as an officer of the Company following his or her removal as a director of the Company by a vote of the stockholders of the Company. Currently, our Amended and Restated Bylaws (x) provide that our bylaws may only be amended, repealed or adopted by the affirmative vote of the holders of sixty-six and two-thirds percent (66 2/3%) of our outstanding common stock entitled to vote generally for the election of directors, (y) provide that special meetings of the stockholders may be called at any time by the Board or, at the request of the holders of a majority of our issued and outstanding stock entitled to vote on the matters proposed to be considered at such meeting, by the secretary of the Company and (z) prohibit an officer, who also served as a director of the Company, from continuing to serve as an officer of the Company following his or her removal as a director of the Company by a vote of the stockholders of the Company.

        The proposed amendment and restatement of our Amended and Restated Bylaws has been recommended by our board of directors to conform the bylaws proposed to be amended to more customary terms for such bylaw provisions, including to provide our board of directors with the necessary flexibility to amend the bylaws to further the purposes of the Company without the expense and delay incidental to obtaining stockholder approval of an amendment of the bylaws. Under the Business Corporations Act of the Republic of the Marshall Islands, any bylaw adopted, repealed or adopted by our board of directors may be amended or repealed by the requisite vote of the stockholders entitled to vote thereon.

        Our Amended and Restated Bylaws, as proposed to be amended and restated, would be in the form of the Form of Amended and Restated Bylaws annexed hereto as Annex A.

        The Amended and Restated Bylaws, in the form annexed hereto as Annex A, will be effective immediately after approval. Approval of the Amended and Restated Bylaws requires the affirmative vote of the holders of sixty-six and two-thirds percent (66 2/3%) of the outstanding shares of our common stock.

        Our Board of Directors recommends that stockholders vote "FOR" the Approval of the Amended and Restated Bylaws.

 PROPOSAL FIVE—RATIFICATION OF APPOINTMENT OF
INDEPENDENT AUDITORS

Appointment of Auditors

        The Audit Committee of the Board, subject to the approval of our stockholders, has appointed the firm of PricewaterhouseCoopers S.A., independent registered public accounting firm, as our auditors for the year ending December 31, 2009. The Board recommends approval by our stockholders of the appointment of PricewaterhouseCoopers S.A. as our auditors for the fiscal year ending December 31, 2009. Representatives of PricewaterhouseCoopers S.A. are expected to be present at the 2009 Annual Meeting. They will have the opportunity to make a statement if they so desire, and are expected to be available to respond to appropriate questions from stockholders. PricewaterhouseCoopers S.A. has been our independent auditors since 1999 and, by virtue of their familiarity with our affairs and their qualifications, are considered qualified to perform this important function.

Principal Accountant Fees and Services

        PricewaterhouseCoopers S.A., an independent registered public accounting firm, has audited our annual financial statements acting as our independent auditor for the fiscal years ended December 31, 2008, 2007 and 2006.

        The chart below sets forth the total amount billed and accrued for the PricewaterhouseCoopers S.A.
services performed in 2008 and 2007 and breaks down these amounts by the category of service.

	2008	2007
	(in thousands of dollars)
Audit fees	$793.1	$719.2
Audit-related fees	—	103.0
Tax fees	—	5.2

Total fees	$793.1	$827.4

Audit Fees

        Audit fees paid were compensation for professional services rendered for the audits of our consolidated financial statements.

Audit-related Fees

        Audit-related fees for 2007 include audit-related fees in connection with the Registration Statement on Form F-3 (Reg. No. 333-147099), which we filed with the SEC in the fourth quarter of 2007. PricewaterhouseCoopers S.A. did not provide any services that would be classified in this category in 2008.

Tax Fees

        The tax fees in 2007 include the aggregate fees billed for certain tax related consultations and other work which are not reported under audit services, including the submission of zero tax returns in Singapore in relation to certain of our vessels owned by Singapore incorporated vessel holding companies. PricewaterhouseCoopers S.A. did not provide any services that would be classified in this category in 2008.

Other Fees

        PricewaterhouseCoopers S.A. did not provide any other services that would be classified in this category in 2008 or 2007.

Pre-approval Policies and Procedures

        The audit committee charter sets forth our policy regarding retention of the independent auditors, requiring the audit committee to review and approve in advance the retention of the independent auditors for the performance of all audit and lawfully permitted non-audit services and the fees related thereto. The chairman of the audit committee or in the absence of the chairman, any member of the audit committee designated by the chairman, has authority to approve in advance any lawfully permitted non-audit services and fees. The audit committee is authorized to establish other policies and procedures for the pre-approval of such services and fees. Where non-audit services and fees are approved under delegated authority, the action must be reported to the full audit committee at its next regularly scheduled meeting.

        The Audit Committee approved all of the non-audit services described above and determined that the provision of such services is compatible with maintaining the independence of PricewaterhouseCoopers S.A.

        The Audit Committee and the Board recommends that stockholders vote "FOR" the appointment of PricewaterhouseCoopers S.A. as our independent auditors for the fiscal year ending December 31, 2009.

 OTHER MATTERS

Principal Executive Offices

        The address of our principal executive offices is c/o Danaos Shipping Co. Ltd., 14 Akti Kondyli, 185 45 Piraeus, Greece. Our telephone number at that address is +30 210 419 6480. Our corporate website address is http://www.danaos.com.

Audit Committee Report

        The Audit Committee reviews our financial reporting process on behalf of the Board. The Audit Committee has the sole authority to retain, and set compensation and retention terms for, terminate, oversee and evaluate the work of our independent auditors. The independent auditors report directly to the Audit Committee. The Board has determined that each member of the Audit Committee is independent within the meaning of the Sarbanes-Oxley Act of 2002 and the New York Stock Exchange's current listing standards.

        Our management is responsible for our financial reporting process, including our system of internal controls, and for the preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States. PricewaterhouseCoopers S.A. is responsible for expressing an opinion based upon their audits of the consolidated financial statements. The Audit Committee is responsible for overseeing these processes. The Audit Committee reviews our annual audited financial statements, quarterly financial statements and filings with the SEC. The Audit Committee also reviews reports on various matters, including: (1) our critical accounting policies; (2) material written communications between the independent auditors and management; (3) the independent auditors' internal quality-control procedures; (4) significant changes in our selection or application of accounting principles; and (5) the effect of regulatory and accounting initiatives on our financial statements. It is not the duty or the responsibility of the Audit Committee to conduct auditing and accounting reviews or procedures.

        The Audit Committee has adopted policies and procedures for pre-approval of all audit and permissible non-audit engagements of the independent auditors and the related fees. Under the policy, prior to the engagement of the independent auditors for the next year's audit, our management submits an aggregate of services expected to be rendered during that year for each audit and permissible non-audit engagement to the Audit Committee for approval. The fees are budgeted and the Audit Committee receives periodic reports from our management and the independent auditors on actual fees versus the budget by type of service. During the year, circumstances may arise when it may become necessary to engage the independent auditors for additional services not contemplated in the pre-approved budget. In those instances, specific pre-approval of the Audit Committee is required to engage the independent auditors.

        The Audit Committee has met and held discussions with our management and representatives of PricewaterhouseCoopers S.A. Our management represented to the Audit Committee that our consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States, and the Audit Committee has reviewed and discussed the audited consolidated financial statements with our management and PricewaterhouseCoopers S.A.

        The Audit Committee discussed with PricewaterhouseCoopers S.A. the matters required to be discussed by Statement on Auditing Standards No. 61, "Communication with Audit Committees," as modified or supplemented. PricewaterhouseCoopers S.A. also provided to the Audit Committee the written disclosures required by the applicable requirements of the Public Company Accounting Oversight Board regarding the communications of PricewaterhouseCoopers S.A. with the Audit Committee and the Audit Committee discussed with PricewaterhouseCoopers S.A. the firm's independence. The Audit Committee reviewed the audit and non-audit fees paid to PricewaterhouseCoopers S.A., and also considered whether non-audit services performed by PricewaterhouseCoopers S.A. were compatible with maintaining the auditors' independence.

        In performing all of these functions, the Audit Committee acts only in an oversight capacity and necessarily relies on the work and assurances of our management and independent auditors, which, in their report, express an opinion on the conformity of our annual financial statements to accounting principles generally accepted in the United States.

        Based upon the Audit Committee's discussions with our management and PricewaterhouseCoopers S.A.
and the Audit Committee's review of the representations of our management and the report of the independent auditors to the Audit Committee, the Audit Committee recommended that the Board include the audited consolidated financial statements in our Annual Report on Form 20-F for the year ended December 31, 2008 when filed with the SEC. The Audit Committee also approved, subject to stockholder ratification, the selection of PricewaterhouseCoopers S.A. as our independent auditors.

Audit Committee
Myles R. Itkin (Chairman) Andrew B. Fogarty Miklós Konkoly-Thege

United States Securities and Exchange Commission Reports

        Copies of our Annual Report on Form 20-F for the fiscal year ended December 31, 2008, as filed with the SEC, and our Annual Report to Stockholders, are available to stockholders free of charge on our website at http://www.danaos.com under the "Investor Relations" section or www.danaos.agmdocuments.com or by requesting by telephone at +30 210 419 6480 or by writing to the attention of our Deputy Chief Financial Officer and Secretary, Mr. Evangelos Chatzis, at Danaos Corporation, c/o Danaos Shipping Co. Ltd., 14 Akti Kondyli, 185 45 Piraeus, Greece.

General

        The enclosed proxy for the 2009 Annual Meeting is solicited on behalf of the Board. Unless otherwise directed, proxies held by John Coustas, our Chairman, President and Chief Executive Officer, or Dimitri J. Andritsoyiannis, our Vice President and Chief Financial Officer, will be voted at the 2009 Annual Meeting or any adjournments or postponements thereof for the election of all nominees to the Board named on the proxy card and for the appointment of the independent auditors. If any matter other than those described in this Proxy Statement properly comes before the 2009 Annual Meeting, or with respect to any adjournments or postponements thereof, the proxies will vote the shares of common stock represented by such proxies in accordance with their best judgment.

        Please vote all of your shares. Beneficial stockholders sharing an address who receive multiple copies of the proxy materials should contact their broker, bank or other nominee to request that in the future only a single copy of each document be mailed to all stockholders at the shared address. In addition, if you are the beneficial owner, but not the record holder, of shares of common stock, your broker, bank or other nominee may deliver only one copy of the proxy materials to multiple stockholders who share an address unless that nominee has received contrary instructions from one or more of the stockholders. We will deliver promptly, upon written or oral request, a separate copy of the proxy materials to a stockholder at a shared address to which a single copy of the documents was delivered. Stockholders who wish to receive a separate copy of the Proxy Statement, Annual Report to Stockholders or Annual Report on Form 20-F, now or in the future, should submit their request to us by telephone at +30 210 419 6480 or by writing to the attention of our Deputy Chief Financial Officer and Secretary, Mr. Evangelos Chatzis, at Danaos Corporation, c/o Danaos Shipping Co. Ltd., 14 Akti Kondyli, 185 45 Piraeus, Greece.

 Annex A

DANAOS CORPORATION

FORM OF AMENDED AND RESTATED BYLAWS

ARTICLE I
OFFICES

        The principal place of business of the Corporation shall be at such place or places as the directors shall from time to time determine. The Corporation may also have an office or offices at such other places within or without the Marshall Islands as the Board of Directors (the "Board") may from time to time appoint or the business of the Corporation may require.

ARTICLE II
STOCKHOLDERS

        Section 1.    Annual Meeting.    The annual meeting of stockholders of the Corporation shall be held on such day and at such time and place within or without the Marshall Islands as the Board may determine, for the purpose of electing directors and for transacting such other business as may properly be brought before the meeting.

        Section 2.    Special Meetings.    A special meeting of the stockholders may be called at any time by the Board[ ~~or, at the request of the holders of a majority of Corporation's issued and outstanding stock entitled to vote on the matters proposed to be considered at such meeting, by the Secretary of the Corporation~~]. Except as may be set forth in the Articles of Incorporation, no other person or persons are permitted to call a special meeting. No business may be conducted at the special meeting other than such business as may be properly brought before the meeting. If the Chairman of the special meeting determines that business was not properly brought before the special meeting, the Chairman shall declare to the meeting that the business was not properly brought before the meeting and such business shall not be transacted.

        Section 3.    Notice of Meetings.    Notice of every annual and special meeting of stockholders, other than any meeting the giving of notice of which is otherwise prescribed by law or the Articles of Incorporation, stating the date, time, place and purpose thereof, and in the case of special meetings, the name of the person or persons at whose direction the notice is being issued, shall be given personally (including by telephone) or sent by mail, telegraph, cablegram, telex, telecopy, electronic mail or other means deemed appropriate by the Board at least fifteen (15) but not more than sixty (60) days before such meeting, to each stockholder of record entitled to vote thereat and to each stockholder of record who, by reason of any action proposed at such meeting would be entitled to have his or her shares appraised if such action were taken, and the notice shall include a statement of that purpose and to that effect. If mailed, notice shall be deemed to have been given when deposited in the mail, directed to the stockholder at his, her or its address as the same appears on the record of stockholders of the Corporation or at such address as to which the stockholder has given notice to the Secretary. Notice of a meeting need not be given to any stockholder who submits a signed waiver of notice, whether before or after the meeting, or who attends the meeting without protesting prior to the conclusion thereof the lack of notice to him or her.

        Section 4.    Adjournments.    Whether or not a quorum shall be present, any meeting of stockholders, annual or special, may adjourn from time to time to reconvene at the same or some other place, and notice need not be given of any such adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting the Corporation may transact any business which might have been transacted at the original meeting. If the meeting is adjourned for lack of quorum, notice of the new meeting shall be given to each stockholder of record entitled to vote at the meeting. If after an adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record on the new record date entitled to notice in Section 3 of this Article II. The Board of Directors may postpone any meeting of stockholders or cancel any special meeting of stockholders by public announcement or disclosure prior to the time scheduled for the meeting [~~; provided, however, that a special meeting of stockholders called at the request of the stockholders shall not be postponed or cancelled without an affirmative vote of the holders of at least a majority of the issued and outstanding stock entitled to vote at such meeting~~].

        Section 5.    Quorum.    At all meetings of stockholders, except as otherwise expressly provided by law or the Articles of Incorporation, there must be present either in person or by proxy stockholders of record holding at least a majority of the shares issued and outstanding and entitled to vote at such meetings in order to constitute a quorum, but if less than a quorum is present, a majority of those shares present either in person or by proxy shall have power to adjourn any meeting until a quorum shall be present. Notwithstanding the previous sentence, at any meeting of stockholders at which the holders of any class of stock of the Corporation shall be entitled to vote separately as a class, the holders of a majority in number of the total outstanding shares of such class, present in person or represented by proxy, shall constitute a quorum for purposes of such class vote unless the representation of a different number of shares of such class shall be required by law, by the Articles of Incorporation or by these bylaws.

        Notwithstanding the foregoing, if a meeting of stockholders is adjourned for lack of quorum on two successive occasions, at the next and any subsequent adjournment of the meeting there must be present either in person or by proxy stockholders of record holding at least forty-percent (40%) of the issued and outstanding stock and entitled to vote at such meeting in order to constitute a quorum.

        Section 6.    Organization.    The Chief Executive Officer or, in the absence of the Chief Executive Officer, the Chairman of the Board, if there is a Chairman of the Board, shall call all meetings of the stockholders to order, and shall act as chairman of such meetings. In the absence of the Chief Executive Officer and the Chairman of the Board, the members of the Board of Directors who are present shall elect a chairman of the meeting.

        The Secretary of the Corporation shall act as secretary of all meetings of the stockholders; and in the absence of the Secretary, the Chairman of the meeting may appoint any person to act as secretary of the meeting. It shall be the duty of the Secretary of the Corporation to prepare and make, at least ten (10) days before every meeting of stockholders, a complete list of stockholders entitled to vote at such meeting, arranged in alphabetical order and showing the address of each stockholder and the number of shares registered in the name of each stockholder.

        Section 7.    Voting.    At any meeting of stockholders, with respect to a matter for which a stockholder is entitled to vote, each such stockholder shall be entitled to one vote for each share it holds, except as otherwise expressly provided by law or in the Articles of Incorporation. Each stockholder may exercise such voting right either in person or by proxy; provided, however, that no proxy shall be valid after the expiration of eleven months from the date such proxy was authorized unless otherwise provided in the proxy. A duly executed proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in the law of the Marshall Islands to support an irrevocable power. A stockholder may revoke any proxy which is not irrevocable by attending the meeting and voting in person or by filing an instrument in writing revoking the proxy or another duly executed proxy bearing a later date with the Secretary of the Corporation. If a quorum is present, and except as otherwise expressly provided by law or the Articles of Incorporation and except with respect to the election of directors, the affirmative vote of a majority of the shares of stock represented at the meeting shall be the act of the stockholders. Subject to the rights of the holders of any series of preferred stock of the Corporation, directors shall be elected by a plurality of the votes cast at a meeting of stockholders by the stockholders entitled to vote in the election.

        Shares of the stock of the Corporation belonging to the Corporation or to another corporation, if a majority of the shares entitled to vote in the election of directors of such other corporation is held, directly or indirectly, by the Corporation, shall neither be entitled to vote nor be counted for quorum purposes.

        Section 8.    Voting Procedures and Inspectors.    The Corporation may, in advance of any meeting of stockholders, appoint one or more inspectors of election to act at the meeting and make a written report thereof. Each inspector, before entering upon the discharge of the duties of inspector, shall take and sign an oath faithfully to execute the duties of inspector with strict impartiality and according to the best of such person's ability.

        The inspectors shall ascertain the number of shares outstanding and the voting power of each; determine the shares represented at the meeting and the validity of proxies and ballots; count all votes and ballots; determine and retain for a reasonable period a record of the disposition of any challenges made to any determination by them; and certify their determination of the number of shares represented at the meeting, and their count of all votes and ballots.

        Section 9.    Consent of Stockholders in Lieu of Meeting.    Any action required or permitted to be taken by the stockholders of the Corporation, or any action which may be taken at a meeting of the stockholders, may be taken without a meeting if a consent in writing, setting forth the actions so taken, is signed by all the stockholders entitled to vote with respect to the subject matter thereof. Such consent shall have the same effect as a unanimous vote of stockholders, and may be stated as such in any articles or documents filed with a Registrar of Corporations.

        The consent shall be delivered to the Corporation by delivery to its registered office in the Marshall Islands, its principal place of business, or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to the Corporation's registered office shall be made by hand or by certified or registered mail, return receipt requested.

        Section 10.    Fixing of Record Date.    For the purpose of determining the stockholders entitled to notice of and to vote at any meeting of stockholders, or to express consent to or dissent from any proposal without a meeting, or for any other action, the Board may fix a time not more than sixty (60) days prior to the date of for any such determination of stockholders, nor, in the case of a meeting of stockholders, less than fifteen (15) days before the date of such meeting.

        Section 11.    Advance Notice of Stockholder Nominees for Director and Other Stockholder Proposals.    The matters to be considered and brought before any meeting of stockholders of the Corporation, including the nomination and election of directors, shall be limited to only those matters that are brought properly before the meeting in compliance with the procedures set forth in this Section 11 of Article II.

        In order to be properly brought before any annual meeting of stockholders, a matter must be (i) specified in the notice of annual meeting given by or at the direction of the Board, (ii) otherwise brought before the annual meeting by or at the direction of the Board, or (iii) brought before the annual meeting in the manner specified in this Section 11 of Article II by a stockholder who holds of record stock of the Corporation entitled to vote at the annual meeting on such matter (including any election of directors), or by a person who holds such stock through a nominee or "street name" holder of record of such stock and can demonstrate to the Corporation such indirect ownership of, and such person's right to vote, such stock.

        In addition to any other requirements under applicable law, the Articles of Incorporation and these bylaws, persons nominated by stockholders for election as directors of the Corporation, and any other proposals by stockholders, shall be properly brought before an annual meeting of stockholders only if notice of any such matter to be presented by a stockholder at such meeting (a "Stockholder Notice"), is delivered to the Secretary at the principal executive office of the Corporation not less than ninety (90) nor more than one hundred and twenty (120) days prior to the first anniversary date of the annual meeting for the preceding year. If (and only if) an annual meeting of stockholders is not scheduled to be held within a period that commences thirty (30) days before and ends thirty (30) days after such an anniversary date (an annual meeting date outside such period being referred to herein as an "Other Meeting Date"), the Stockholder Notice shall be given in the manner provided in these bylaws by the later of (i) the close of business on the ninetieth (90th) day prior to such Other Meeting Date or (ii) the close of business on the tenth (10th) day following the date on which such Other Meeting Date is first publicly announced or disclosed by the Corporation.

        Any stockholder who wishes to nominate a person for election as a director of the Corporation at an annual meeting of stockholders shall deliver, as part of the Stockholder Notice, a statement in writing setting forth the name of the person to be nominated, the number and class of all shares of stock of the Corporation the person owns of record and beneficially, as reported to the stockholder by the person, the information regarding the person that would be required to be included in a proxy statement by the rules and regulations of the U.S. Securities and Exchange Commission (assuming such rules and regulations were applicable) for a nominee for election as a director, the person's signed consent to serve as a director of the Corporation if elected, the stockholder's name and address, the number and class of all shares of stock of the Corporation that the stockholder owns of record and beneficially and, in the case of a person who holds the stock through a nominee or "street name" holder of record, evidence establishing the person's indirect ownership of the stock and right to vote the stock for the election of directors at the meeting.

        Any stockholder who gives a Stockholder Notice of any matter (other than a nomination for director) proposed to be brought before an annual meeting of stockholders shall deliver, as part of the Stockholder Notice, the text of the proposal to be presented and a brief written statement of the reasons why the stockholder favors the proposal and setting forth the stockholder's name and address, the number and class of all shares of stock of the Corporation the stockholder owns of record and beneficially, any material interest of such stockholder in the matter proposed (other than as a stockholder), if applicable and, in the case of a person who holds stock through a nominee or "street name" holder of record, evidence establishing the person's indirect ownership of the stock and right to vote the stock on the matter proposed at the annual meeting.

        As used in these bylaws, shares "beneficially owned" shall mean all shares which a person is deemed to beneficially own pursuant to Rules 13d-3 and 13d-5 under the U.S. Securities Exchange Act of 1934, as amended. If a stockholder is entitled to vote only for a specific class or category of directors at an annual or special meeting of stockholders, the stockholder's right to nominate a person for election as a director at the meeting shall be limited to such class or category of directors.

        Notwithstanding any provision of this Section 11 of Article II to the contrary, in the event that the number of directors to be elected to the Board at the next annual meeting of stockholders is increased by virtue of an increase in the size of the Board and either all of the nominees for director at the next annual meeting of stockholders or the size of the increased Board is not publicly announced or disclosed by the Corporation at least one hundred (100) days prior to the first anniversary of the preceding year's annual meeting, a Stockholder Notice shall also be considered timely hereunder, but only with respect to nominees to stand for election at the next annual meeting as the result of any new positions created by such increase, if it is delivered to the Secretary at the principal place of business of the Corporation not later than the close of business on the tenth (10th) day following the first day on which all such nominees or the size of the increased Board of Directors shall have been publicly announced or disclosed by the Corporation.

        Except as provided in the immediately following sentence, no matter shall be properly brought before a special meeting of stockholders unless the matter shall have been brought before the meeting pursuant to the Corporation's notice of such meeting[ ~~or, in the case of special meetings called at the request of the stockholders, the matter shall have been specified in a Stockholder Notice delivered with the request from the stockholders for such meeting to be called~~]. In the event the Corporation calls a special meeting of stockholders for the purpose of electing a director to the Board, any stockholder entitled to vote for the election of such director at such meeting may nominate a person for election to such position as is specified in the notice of such meeting, but only if the Stockholder Notice required by this Section 11 of Article II shall be delivered to the Secretary of the Corporation at the principal place of business of the Corporation not later than the close of business on the tenth (10th) day following the first day on which the date of the special meeting and either the names of all nominees proposed by the Board of Directors to be elected at such meeting or the number of directors to be elected shall have been publicly announced or disclosed.

        For purposes of this Section 11 of Article II, a matter shall be deemed to have been "publicly announced or disclosed" if the matter is disclosed in a press release reported by the (i) Dow Jones News Service, the Associated Press or a comparable U.S. national news service or (ii) in a document publicly filed by the Corporation with the U.S. Securities and Exchange Commission.

        In no event shall the adjournment of an annual meeting or a special meeting of stockholders, or any announcement thereof, commence a new period for the giving of notice as provided in this Section 11. This Section 11 of Article II shall not apply to any nomination of a director in an election in which only the holders of a particular class of stock of the Corporation (the holders of which may vote by written consent under the Articles of Incorporation), or a series thereof, are entitled to vote (unless otherwise provided in the terms of such stock).

        The chairman of any meeting of stockholders, in addition to making any other determinations that may be appropriate to the conduct of the meeting, shall have the power and duty to determine whether notice of nominees and other matters proposed to be brought before a meeting have been duly given in the manner provided in this Section 11 of Article II and, if not so given, shall direct and declare at the meeting that such nominees and other matters shall not be considered.

ARTICLE III
DIRECTORS

        Section 1.    Number and Term of Office.    The affairs, business and property of the Corporation shall be managed by a Board to consist of such number of directors as shall be fixed from time to time by a resolution passed by a majority of the Board, subject to the Amended and Restated Articles of Incorporation of the Corporation. Except as otherwise provided by law or in Section 3 of this Article III, the directors of the Corporation shall be elected at each annual meeting of stockholders, to replace those directors whose terms expire at such annual meeting. Except as otherwise provided in Section 1 or Section 3 of this Article III, each Director shall be elected to serve until the third succeeding annual meeting of stockholders and until his or her successor shall have been duly elected and qualified, except in the event of his or her death, resignation, removal or the earlier termination of his or her term of office. No decrease in the number of directors shall shorten the term of any incumbent director. The directors need not be residents of the Marshall Islands or stockholders of the Corporation. Corporations may, to the extent permitted by law, be elected or appointed directors.

        Section 2.    Removal.    Any or all of the directors may be removed, with cause by the affirmative vote of holders of sixty-six and two-thirds percent (66 2/3%) of the voting power of all the outstanding shares of stock of the Corporation entitled to vote generally in the election of directors, considered for this purpose as a single class. Notwithstanding the previous sentence, whenever any director shall have been elected by the holders of any class of stock of the Corporation voting separately as a class under the provisions of the Articles of Incorporation, such director may be removed and the vacancy filled only by the holders of sixty-six and two-thirds percent (66 2/3%) of the voting power of that class of stock voting separately as a class.

        Except as provided in the Articles of Incorporation, vacancies caused by any such removal or any vacancy caused by the death or resignation of any director or for any other reason, and any newly created directorship resulting from any increase in the authorized number of directors, may be filled by, and only by, the affirmative vote of a majority of the directors then in office, although less than a quorum, and any director so elected to fill any such vacancy or newly created directorship shall hold office until the director's successor is elected and qualified or until the director's earlier resignation or removal. No director may be removed without cause by either the stockholders or the Board.

        Section 3.    Vacancies.    Vacancies in the Board occurring by death, resignation, creation of new directorship, failure of the stockholders to elect the whole class of directors required to be elected at any annual election of directors or for any other reason, including removal of directors for cause, shall be filled only by the affirmative vote of a majority of the remaining directors then in office, although less than a quorum, at any special meeting called for that purpose or at any regular meeting of the Board. Any director appointed to fill a vacancy or a newly created directorship pursuant to this Section 3 of Article III shall hold office until the annual meeting of stockholders next succeeding his or her appointment, and until his or her successor is elected and qualified or until his or her earlier resignation or removal.

        Section 4.    Regular meetings.    Regular meetings of the Board may be held at such time and place, within or without the Marshall Islands, as may be determined by resolution of the Board. No notice shall be required for any regular meeting. Except as otherwise provided by law, any business may be transacted at any regular meeting of the Board.

        Section 5.    Special meeting.    Special meetings of the Board may be called from time to time by the Chairman, the Chief Executive Officer, or any officer of the Corporation who is also a director. The Chief Executive Officer or the Secretary shall call a special meeting of the Board upon written request directed to either of them by any two directors stating the time, place and purpose of such special meeting. Special meetings of the Board shall be held on a date and at such time and at such place, within or without the Marshall Islands, as may be designated in the notice thereof by the officer calling the meeting.

        Section 6.    Notice of Special Meetings.    Notice of the date, time and place of each special meeting of the Board shall be given to each Director at least forty-eight (48) hours prior to such meeting, unless the notice is given orally or delivered in person, in which case it shall be given at least twenty-four (24) hours prior to such meeting. For the purpose of this section, notice shall be deemed to be duly given to a Director if given to him or her personally (including by telephone), or if such notice be delivered to such Director by mail, telegraph, cablegram, telex, teleprinter, telecopy, electronic mail or other electronic means to his or her last known address. Notice of a meeting need not be given to any Director who submits a signed waiver of notice, whether before or after the meeting, or who attends the meeting without protesting, prior to the conclusion thereof, the lack of notice to him or her.

        Section 7.    Quorum.    Subject to the provisions of Section 3 of this Article III, a majority of the directors at the time in office (but, unless the Board shall consist solely of one director, in no case less than one-third of total number of directors nor less than two directors), present in person or by proxy or communications equipment, shall constitute a quorum for the transaction of business.

        Section 8.    Organization.    The Chairman of the Board or, in the absence of the Chairman of the Board, the Chief Executive Officer or, in the absence of the Chief Executive Officer, the Chief Operating Officer shall preside at all meetings of the Board of Directors. In the absence of the Chairman of the Board, the Chief Executive Officer and the Chief Operating Officer, a Chairman shall be elected from among the Directors present. The Secretary of the Corporation shall act as secretary of all meetings of the directors. In the absence of the Secretary of the Corporation, the Chairman may appoint any person to act as secretary of the meeting.

        Section 9.    Interested Directors.    No contract or transaction between the Corporation and one or more of its directors or officers, or between the Corporation and any other corporation, partnership, association or other organization in which one or more of its directors or officers are directors or officers, or have a financial interest, shall be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of the Board or committee thereof which authorizes the contract or transaction, or solely because his or her or their votes are counted for such purpose, if: (i) the material facts as to his or her relationship or interest and as to the contract or transaction are disclosed or are known to the Board or the committee and the Board or committee in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested directors or, if the votes of the disinterested directors are insufficient to constitute an act of the Board as defined in Section 55 of the Marshall Islands Business Corporations Act (the "BCA"), by a unanimous vote of the disinterested directors or (ii) the contract or transaction is fair as to the Corporation as of the time it is authorized, approved or ratified, by the Board or a committee thereof by the affirmative vote of a majority of the disinterested directors, if the votes of the disinterested directors are insufficient to constitute an act of the Board as defined in Section 55 of the BCA, by a unanimous vote of the disinterested directors. Common or interested directors may be counted in determining the presence of a quorum at a meeting of the Board or of a committee which authorizes the contract or transaction.

        Section 10.    Voting.    The vote of the majority of the directors, present in person or by proxy or by means of communications equipment, at a meeting at which a quorum is present shall be the act of the directors.

        Unless otherwise restricted by the Articles of Incorporation or by these bylaws, any action required or permitted to be taken at any meeting of the Board, or of any committee thereof, may be taken without a meeting if all members of the Board, as the case may be, consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the Board or committee, as the case may be.

        Section 11.    Compensation of Directors and Members of Committees.    The Board may from time to time, in its discretion, fix the amounts which shall be payable in cash or in securities to members of the Board and to members of any committee, for attendance at the meetings of the Board or of such committee and for services rendered to the Corporation. Directors shall be reimbursed for their reasonable expenses incurred in attending such meetings or otherwise in performing their duties as Directors. No such payment or reimbursement shall preclude any Directors from serving the Corporation in any other capacity and receiving compensation therefor.

ARTICLE IV
COMMITTEES

        Section 1.    Standing Committees.    In accordance with, and to the extent required by, applicable legal, regulatory and stock exchange listing requirements (the "Requirements"), the Board shall have the following standing committees: (a) an Audit Committee, (b) a Compensation Committee, and (c) a Nominating and Corporate Governance Committee (the "Standing Committees"), and such other committees as may be required from time to time by the Requirements. The Compensation and Nominating and Corporate Governance Committees shall be composed of at least a majority of "Independent Directors" within the meaning of the Requirements applicable to such committees, and the Audit Committee shall be composed entirely of Independent Directors. Each Standing Committee shall consist of such minimum number of directors as may be mandated by the Requirements and shall have a written charter, which shall be approved by the Board and state the purpose and authority of such committee. Standing Committee charters shall be reviewed not less frequently than annually to reflect the activities of the respective committees, changes in applicable Requirements, and other relevant considerations, and proposed revisions to such charters shall be approved by the Board. The Nominating and Corporate Governance Committee shall be responsible, after taking into account the desires of individual Board members, for making recommendations to the Board with respect to the assignment of directors to the Standing Committees. After reviewing the Nominating and Corporate Governance Committee's recommendations, the Board shall be responsible for appointing committee members and designating committee chairs on an annual basis. The Nominating and Corporate Governance Committee shall annually review committee assignments with a view toward balancing the benefits derived from continuity against the benefits derived from the diversity of experience and viewpoints of the various directors, subject in any case with the applicable Requirements.

        Section 2.    Executive and Other Committees.    The Board may, by resolution or resolutions passed by a majority of the entire Board, designate from among its members, and in addition to the mandatory Standing Committees, an executive committee to consist of one or more of the directors of the Corporation, which, to the extent provided in said resolution or resolutions, or in these bylaws, shall have and may exercise, to the extent permitted by law, the powers of the Board in the management of the business and affairs of the Corporation, and may have power to authorize the seal of the Corporation to be affixed to all papers which may require it; provided, however, that no such committee shall have the power or authority to (i) submit to stockholders of any action that requires stockholders' approval by law, (ii) fill a vacancy in the Board or in a committee thereof, (iii) fix compensation of the directors for serving on the Board ofany other committee, (iv) amend or repeal any bylaw or adopt any new bylaw, or (v) amend or repeal any resolution of the entire Board which by its terms shall not be so amendable or repealable. In addition, the Board may designate from among its members other committees to consist of one or more of the directors of the Corporation, each of which shall perform such functions and have such authority and powers as shall be delegated to such committee by said resolution or resolutions or as provided for in these bylaws subject to the prohibitions on the delegation of power and authority set forth in the preceding sentence.

        Section 3.    Membership and Rules.    Members of any Board committee shall hold office for such period as may be prescribed by the vote of the entire Board, subject, however, to removal at any time by the vote of the Board. Vacancies in membership of such committees shall be filled by vote of the Board. Committees may adopt their own rules of procedures and may meet at stated times or on such notice as they may determine. Each committee shall keep a record of its proceedings and report the same to the Board when required.

ARTICLE V
OFFICERS

        Section 1.    Number and Designation.    The officers of the Corporation shall include a Chief Executive Officer and a Secretary and may include a Chairman of the Board, one or more Vice Chairmen of the Board, a President, a Chief Operating Officer, a Treasurer, a Chief Financial Officer, one or more Vice-Presidents and such other officers, if any, as the Board may deem necessary. Officers may be of any nationality and need not be residents of the Marshall Islands. The officers shall be elected annually by the Board at its first meeting following the annual election of directors, but in the event of the failure of the Board to so elect any officer, such officer may be elected at any subsequent meeting of the Board. The salaries of officers and any other compensation paid to them shall be fixed from time to time by the Board. The Board may at any meeting elect additional officers. Each officer shall hold office at the pleasure of the Board and may hold more than one office. Any officer may be removed by the Board at any time with or without cause. Any vacancy in an office may be filled by the Board at any regular or special meeting. [~~No officer of the Corporation, who also served as a director of the Corporation, shall continue to serve as an officer of the Corporation following his or her removal as a director of the Corporation by a vote of the stockholders of the Corporation.~~]

        In addition to the powers and duties of the officers of the Corporation as set forth in these bylaws, the officers shall have such authority and shall perform such duties as from time to time may be determined by the Board.

        Section 2.    Chief Executive Officer.    The Board shall designate one of the officers of the Corporation to be the Chief Executive Officer of the Corporation. Subject to the control of the Board, the Chief Executive Officer shall have general charge and control of all the business and affairs of the Corporation and shall have all powers and shall perform all duties incident to the position of Chief Executive Officer which may be required by law and such other duties as are required by the Board. The Chief Executive Officer shall make reports to the Board and to the stockholders, and shall see that all orders and resolutions of the Board and of any committee thereof are carried into effect. The Chief

Executive Officer shall preside at all meetings of the stockholders and shall have such other powers and perform such other duties as may from time to time be assigned by these bylaws or by the Board of Directors.

        Section 3.    Chief Operating Officer.    The Board of Directors may designate one of the officers of the Corporation to be the Chief Operating Officer of the Corporation. Subject to the control of the Board of Directors and the Chief Executive Officer, the Chief Operating Officer shall have general charge and control of all the operations of the Corporation and shall have all powers and shall perform all duties incident to the position of Chief Operating Officer. The Chief Operating Officer shall act in a general executive capacity and assist the Chief Executive Officer in the administration and operation of the Corporation's business and general supervision of its policies and affairs. The Chief Operating Officer shall perform the duties of the Chief Executive Officer in the absence of the Chief Executive Officer. The Chief Operating Officer shall have such other powers and perform such other duties as may from time to time be assigned by these bylaws or by the Board of Directors or the Chief Executive Officer.

        Section 4.    Chief Financial Officer.    The Board may designate one of the officers of the Corporation to be the Chief Financial Officer of the Corporation. Subject to the control of the Board and the Chief Executive Officer, the Chief Financial Officer shall have general charge and control of the financial affairs of the Corporation and shall have all powers and shall perform all duties incident to the position of Chief Financial Officer. The Chief Financial Officer shall act in a general executive capacity and assist the Chief Executive Officer in the administration and operation of the Corporation's financial affairs. The Chief Financial Officer shall have such other powers and perform such other duties as may from time to time be assigned by these bylaws or by the Board of Directors or the Chief Executive Officer.

        Section 5.    Chairman and Vice Chairmen of the Board.    The Board may elect a Chairman of the Board from among its members. The Chairman of the Board shall preside at all meetings of the Board and shall have all powers and may perform all duties incident to the office of Chairman of the Board which shall be required by law and shall have such other powers and perform such other duties as shall from time to time be assigned by these bylaws or by the Board. The Board of Directors also may elect one or more Vice-Chairmen to act in the place of the Chairman upon his or her absence or inability to act.

        Section 6.    President and Vice Presidents.    The Board of Directors may elect a President and one or more Vice Presidents of the Corporation. Subject to the control of the Board of Directors and the Chief Executive Officer, the President and each Vice President shall have all powers and shall perform all duties incident to their respective offices which may be required by law and shall have such other powers and perform such other duties as may from time to time be assigned by these bylaws or by the Board of Directors or the Chief Executive Officer.

        Section 7.    Secretary.    The Board shall elect a Secretary who shall act as Secretary of all meetings of the stockholders and of the Board at which he or she is present, shall have supervision over the giving and serving of notices of the Corporation, shall be the custodian of the corporate records and of the corporate seal of the Corporation, and shall be empowered to affix the corporate seal to those documents the execution of which, on behalf of the Corporation under its seal, is duly authorized and when so affixed may attest the same. The Secretary shall also exercise such powers and perform such other duties as may be assigned to him or her by the Board or the President.

        Section 8.    Treasurer.    The Board may elect a Treasurer who shall have general supervision over the care and custody of the funds, securities, and other valuable effects of the Corporation and shall deposit the same or cause the same to be deposited in the name of the Corporation in such depositories as the Board may designate, shall disburse the funds of the Corporation as may be ordered by the Board, shall have supervision over the accounts of all receipts and disbursements of the

Corporation, and shall, whenever required by the Board, render or cause to be rendered financial statements of the Corporation. The Treasurer shall have the power and perform the duties usually incident to the office of Treasurer, and shall have such powers and perform such other duties as may be assigned to him or her by the Board or President.

        Section 9.    Other Officers.    The Board may elect other officers of the Corporation who may exercise such powers and perform such duties as may be assigned to them by the Board or the Chief Executive Officer.

        Section 10.    Bond.    The Board shall have power to the extent permitted by law to require any officer, agent or employee of the Corporation to give bond for the faithful discharge of his or her duties in such form and with such surety as the Board may deem advisable.

ARTICLE VI
CERTIFICATES FOR SHARES

        Section 1.    Form and Issuance.    The shares of the Corporation shall be represented by certificates in form meeting the requirements of law, and not inconsistent with the Articles of Incorporation, and approved by the Board, unless the Board provides, by resolution, that some or all shares of any or all classes or series of stock shall be uncertificated. Certificates shall be signed by the Chairman of the Board, the President or Chief Executive Officer or a Vice-President and by the Secretary or any Assistant Secretary or the Treasurer or any Assistant Treasurer. These signatures may be facsimiles if the certificate is countersigned by a transfer agent or registered by a registrar other than the Corporation itself or its employee.

        Section 2.    Transfer.    The Board shall have the power and authority to make such rules and regulations as it may deem expedient concerning the issuance, registration and transfer of certificates representing shares of the Corporation's stock, and may appoint transfer agents and registrars thereof.

        Section 3.    Loss of Stock Certificates.    The Board may direct a new certificate of stock to be issued in place of any certificate or certificates theretofore issued by the Corporation alleged to have been lost or destroyed upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost or destroyed. When authorizing such issue of a new certificate or certificates, the Board may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost or destroyed certificate or certificates, or his or her legal representative, to advertise the same in such manner as it shall require and/or give the Corporation a bond in such sum as it may direct indemnity against any claim that may be made against the Corporation with respect to the certificate alleged to have been lost or destroyed.

ARTICLE VII
DIVIDENDS

        Section 1.    Declaration and Form.    Subject to the provisions of the Articles of Incorporation, dividends may be declared in conformity with applicable law by, and at the discretion of, the Board at any regular or special meeting. Dividends may be declared and paid in cash, stock or other property of the Corporation.

        Section 2.    Record Date.    The Board may fix a time not exceeding sixty (60) days preceding the date fixed for the payment of any dividend, the making of any distribution, the allotment of any rights or the taking of any other action, as a record time for the determination of the stockholders entitled to receive any such dividend, distribution, or allotment or for the purpose of such other action.

 ARTICLE VIII
INDEMNIFICATION

        Section 1.    Nature of Indemnity.    The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation), by reason of the fact that the person is or was or has agreed to become a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director, officer, partner, manager, trustee or in any other capacity for another corporation, partnership, joint venture, limited liability company, trust, employee benefit plan or other enterprise, or by reason of any action alleged to have been taken or omitted in such capacity against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person or on his or her behalf in connection with such action, suit or proceeding and any appeal therefrom, if the person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his or her conduct was unlawful.

        The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by or in the right of the Corporation to procure judgment in its favor by reason of the fact that the person is or was or has agreed to become a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director, officer, partner, manager, trustee or in any other capacity for another corporation, partnership, joint venture, limited liability company, trust, employee benefit plan or other enterprise, or by reason of any action alleged to have been taken or omitted in such capacity against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Corporation unless and only to the extent that the courts of the Marshall Islands or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the courts of the Marshall Islands or such other court shall deem proper.

        Section 2.    Successful Defense.    To the extent that a present or former director or officer of the Corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in Section 1 of this Article VIII or in defense of any claim, issue or matter therein, he or she shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him or her in connection therewith.

        Section 3.    Determination that Indemnification is Proper.    Any indemnification of a present or former director or officer of the Corporation under Section 1 of this Article VIII (unless ordered by a court) shall be made by the Corporation unless a determination is made that indemnification of the person is not proper in the circumstances because he or she has not met the applicable standard of conduct set forth in Section 1 of this Article VIII. Any such determination shall be made with respect to a person who is a director or officer at the time of the determination (i) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (ii) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, or (iii) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (iv) by the stockholders.

        Section 4.    Advance Payment of Expenses.    Unless the Board of Directors otherwise determines in a specific case, expenses, including attorneys' fees, incurred by a person who is a director or officer at the time in defending a civil or criminal or administrative or investigative action, suit or proceeding shall be paid by the Corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by the Corporation as authorized in this Article VIII. Such expenses (including attorneys' fees) incurred by former directors and officers may be so paid upon such terms and conditions, if any, as the Corporation deems appropriate. The Board of Directors may authorize the Corporation's legal counsel to represent a present or former director or officer in any action, suit or proceeding, whether or not the Corporation is a party to such action, suit or proceeding.

        Section 5.    Survival; Preservation of Other Rights.    The foregoing indemnification provisions shall be deemed to be a contract between the Corporation and each director and officer who serves in any such capacity at any time while these provisions as well as the relevant provisions of the BCA are in effect and any repeal or modification thereof shall not affect any right or obligation then existing with respect to any state of facts then or previously existing or any action, suit, or proceeding previously or thereafter brought or threatened based in whole or in part upon any such state of facts. Such a contract right may not be modified retroactively without the consent of such director or officer.

        The rights to indemnification and advancement of expenses provided by this Article VIII shall not be deemed exclusive of any other rights to which a person seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, insurance policy, vote of stockholders or disinterested directors or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding such office, and shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director or officer and shall inure to the benefit of the heirs, executors and administrators of such a person. The Corporation may enter into an agreement with any of its directors or officers, providing for indemnification and advancement of expenses, including attorneys fees, that may change, enhance, qualify or limit any right to indemnification or advancement of expenses created by this Article VIII.

        Section 6.    Severability.    If this Article VIII or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Corporation shall nevertheless indemnify each present or former director or officer as to costs, charges and expenses (including attorneys' fees), judgment, fines and amounts paid in settlement with respect to any action, suit or proceeding, whether civil, criminal, administrative or investigative, including an action by or in the right of the Corporation, to the fullest extent permitted by any applicable portion of this Article VIII that shall not have been invalidated and to the fullest extent permitted by applicable law.

        Section 7.    Subrogation.    In the event of payment of indemnification to a person described in Section 1 of this Article VIII, the Corporation shall be subrogated to the extent of such payment to any right of recovery such person may have and such person, as a condition of receiving indemnification from the Corporation, shall execute all documents and do all things that the Corporation may deem necessary or desirable to perfect such right of recovery, including the execution of such documents necessary to enable the Corporation effectively to enforce any such recovery.

        Section 8.    No Duplication of Payments.    The Corporation shall not be liable under this Article VIII to make any payment in connection with any claim made against a person described in Section 1 of this Article VIII to the extent such person has otherwise received payment (under any insurance policy, bylaw, agreement or otherwise) of the amounts otherwise payable as indemnity hereunder.

        Section 9.    Insurance.    The Corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director or officer of the Corporation or is or was serving at the request of the Corporation as a director or officer against any liability asserted against such person and incurred by such person in such capacity whether or not the Corporation would have the power to indemnify such person against such liability by law or under the provisions of these bylaws.

        Section 10.    Indemnification of Employees and Agents.    The Corporation may, to the extent authorized from time to time by the Board of Directors, provide rights to indemnification and to the advancement of expenses to employees and agents of the Corporation similar to those conferred in this Article VIII to directors and officers of the Corporation.

ARTICLE IX
CORPORATE SEAL

        Form.    The Seal of the Corporation, if any, shall be circular in form, with the name of the Corporation in the circumference and such other appropriate legend as the Board may from time to time determine.

ARTICLE X
FISCAL YEAR

        Fiscal Year.    The fiscal year of the Corporation shall be such period of twelve consecutive months as the Board may by resolution designate.

ARTICLE XI
MISCELLANEOUS PROVISIONS

        Section 1.    Checks, Notes, Etc.    All checks, drafts, bills of exchange, acceptances, notes or other obligations or orders for the payment of money shall be signed and, if so required by the Board, countersigned by such officers of the Corporation and other persons as the Board from time to time shall designate.

        Checks, drafts, bills of exchange, acceptances, notes, obligations and orders for the payment of money made payable to the Corporation may be endorsed for deposit to the credit of the Corporation with a duly authorized depository by the Chairman of the Board, the President, any Vice President, the Treasurer, any Assistant Secretary, the Controller, any Assistant Controller and such other officers or persons, if any, as the Board of Directors from time to time may designate.

        Section 2.    Loans.    No loans and no renewals of any loans shall be contracted on behalf of the Corporation except as authorized by the Board. When authorized so to do, any officer or agent of the Corporation may effect loans and advances for the Corporation from any bank, trust company or other institution or from any firm, corporation or individual, and for such loans and advances may make, execute and deliver promissory notes, bonds or other evidences of indebtedness of the Corporation. Such authority may be general or confined to specific instances.

        Section 3.    Contracts.    The Board may authorize any officer, employee or agent to execute and deliver, in the name and on behalf of the Corporation, agreements, bonds, contracts, deeds, mortgages, security agreements and other instruments, either for the Corporation's own account or in a fiduciary or other capacity, and, if appropriate, to affix the seal of the Corporation thereto. The grant of such authority by the Board or any such officer may be general or confined to specific instances.

        Section 4.    Waivers of Notice.    Whenever any notice whatever is required to be given by law, by the Articles of Incorporation or by these bylaws to any person or persons, a waiver thereof in writing or by electronic transmission by the person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent thereto.

 ARTICLE XII
AMENDMENTS

        Amendments.    These bylaws and any amendment thereof may be altered, amended or repealed, or new bylaws may be adopted, by the [~~holders of~~]Board with a vote of not less than sixty-six and two-thirds percent (66 2/3%) [~~or more~~]of the directors then in office or by the holders of a majority of the outstanding stock of the Corporation entitled to vote generally for the election of directors, at any annual meeting or at any special meeting; provided, in the case of any special meeting, that notice of such proposed alteration, amendment, repeal or adoption is included in the notice of the meeting.

QuickLinks

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL STOCKHOLDERS MEETING TO BE HELD ON WEDNESDAY, SEPTEMBER 9, 2009
VOTING OF PROXY, REVOCATION
EXPENSES OF SOLICITATION
VOTING SECURITIES
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
PROPOSAL ONE—ELECTION OF DIRECTORS
NOMINEES FOR ELECTION
DIRECTORS CONTINUING IN OFFICE
EXECUTIVE OFFICERS OF THE COMPANY
CORPORATE GOVERNANCE
PROPOSAL TWO—APPROVAL OF AMENDMENT TO ARTICLES OF INCORPORATION REGARDING AUTHORIZED COMMON STOCK AND PREFERRED STOCK
PROPOSAL THREE—APPROVAL OF AMENDMENT TO ARTICLES OF INCORPORATION REGARDING AUTHORITY OF BOARD OF DIRECTORS TO AMEND, REPEAL OR ADOPT BYLAWS
PROPOSAL FOUR—APPROVAL OF AMENDED AND RESTATED BYLAWS
PROPOSAL FIVE—RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS
OTHER MATTERS
  Annex A
DANAOS CORPORATION FORM OF AMENDED AND RESTATED BYLAWS
ARTICLE I OFFICES
ARTICLE II STOCKHOLDERS
ARTICLE III DIRECTORS
ARTICLE IV COMMITTEES
ARTICLE V OFFICERS
ARTICLE VI CERTIFICATES FOR SHARES
ARTICLE VII DIVIDENDS
ARTICLE VIII INDEMNIFICATION
ARTICLE IX CORPORATE SEAL
ARTICLE X FISCAL YEAR
ARTICLE XI MISCELLANEOUS PROVISIONS
ARTICLE XII AMENDMENTS